FULLCAST www.fullcast.co.jp

08003268

RECEIVED

2008 JUN 16 A 11:23

ICE OF INTERNATIONAL CORPORATE FINANCE

June 11, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (**FILE NO. 82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the Monthly Sales for the Term Ending September 2008 (Filed on May 19, 2008)
2. Notice of Revised Full-Year Business Forecast and Final Dividend Forecast for Fiscal Year Ending September 2008 (Filed on May 2, 2008)
3. Brief Announcement of Consolidated Financial Statement and Results for the First Half of the Fiscal Year Ending September 30, 2008 (Filed on May 2, 2008)
4. Notice of Partial Revision to Notice of Revised Interim Business Forecast and Interim Dividend Forecast for Fiscal Year Ending September 2008 (Filed on April 26, 2008)
5. Notice of Revised Interim Business Forecast and Interim Dividend Forecast for Fiscal Year Ending September 2008 (Filed on April 25, 2008)
6. Notice of the Monthly Sales for the Term Ending September 2008 (Filed on April 25, 2008)
7. Organizational and Personnel Changes (Filed on April 14, 2008)

PROCESSED
JUN 18 2008
THOMSON REUTERS

6/17

SN-2008-2

FULLCAST Co., LTD.
Shibuya Property Tokyu Bldg. 12th Floor, 1-32-12 Higashi, Shibuya-ku, Tokyo 150-0011, Japan
IR : +81-3-4530-4830 (Direct) FAX : +81-3-4530-4837
e-mail IR@fullcast.co.jp

FULLCAST www.fullcast.co.jp

RECEIVED

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Property Tokyu, Bldg. 12th floor, 1-32-12 Higashi, Shibuya-ku, Tokyo 150-0011, Japan (Telephone +81-3-4530-4830, Facsimile +81-3-4530-4837)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
CFO, Executive Officer
in charge of Group Finance

SN-2008-2

FULLCAST Co., LTD.
Shibuya Property Tokyu Bldg. 12th Floor, 1-32-12 Higashi, Shibuya-ku, Tokyo 150-0011, Japan
IR : +81-3-4530-4830 (Direct) FAX : +81-3-4530-4837
e-mail. IR@fullcast.co.jp

May 19, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308	7,504	7,960	9,921	8,714					
Accumulative	8,169	16,125	24,433	31,937	39,897	49,818	58,532					
Year on Year (Month)	91.3%	86.7%	83.8%	92.9%	92.7%	91.4%	94.5%					
Rate of progress	7.8%	15.4%	23.3%	30.4%	38.0%	47.4%	55.7%					

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008 published on May 2, 2008, namely 105,000 million yen, expressed as a percentage.

Summary

Although showing signs of a recovery in orders, sales of Spot Business stood at 3,522 million yen (down 30.6% year-on-year), reflecting the transfer of the shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 2,087 million yen (up 53.1%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,115 million yen (rising 10.0%).

As a result, consolidated sales for April stood at 8,714 million yen (down 5.5% year on year).

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 24.0%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.
* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

May 2, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Revised Full-Year Business Forecast and Final Dividend Forecast for Fiscal Year Ending September 2008

Fullcast Co., Ltd. announces that a meeting of the Board of Directors held today resolved to revise its full-year financial projection and final dividend forecast for the fiscal year ending September 2008, previously announced on November 5, 2007 at the time of the announcement of results for the fiscal year ended September 30, 2007. Details of the revisions are as follows:

Details

1. Full-Year Forecasts for the Fiscal Year Ending September 2008 (October 1, 2007 to September 30, 2008)

[Consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	108,017	3,426	3,000	1,560
Revised forecasts (B)	105,000	2,200	2,000	270
Increase or decrease (B - A)	-3,017	-1,226	-1,000	-1,290
% change	-2.8%	-35.8%	-33.3%	-82.7%
(Reference) Actual full-year results for the fiscal year ended September 2007	108,301	2,081	1,811	-674

[Non-consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	42,167	1,007	2,691	2,568
Revised forecasts (B)	33,400	330	1,950	1,390
Increase or decrease (B - A)	-8,767	-677	-741	-1,178
% change	-20.8%	-67.2%	-27.5%	-45.9%
(Reference) Actual full-year results for the fiscal year ended September 2007	44,429	208	242	-994

2. Reasons for Revision to Full-Term Results

[Consolidated]

Associated with the business results shown in the consolidated interim financial statement, revised non-consolidated full-year forecast and each Group company's revised plan for the second half of the fiscal year under review, full-year forecast has been revised as presented in [Consolidated] of 1 above.

Extraordinary profits and losses in the latter half of the fiscal year include Fullcast's non-consolidated loss as well as losses at certain Group companies associated with the transfer of the head office and other factors. Consequently, extraordinary losses totaling 380 million yen are projected.

[Non-consolidated]

Given the non-consolidated interim financial statements and industry trends in the second half of the fiscal year under review, Fullcast's non-consolidated full-year forecast has been revised as presented in [Non-consolidated] of 1 above. Fullcast will amalgamate 44 offices and will transfer its head office (Note 1) within May. As a consequence, an extraordinary loss of about 250 million yen incurred by office closures and the head office transfer will be recorded as extraordinary items in the second half of the fiscal year.

Note 1. Refer to "Head Office Relocation" disclosed on January 21. 2008.

3. Revised Final Dividend Forecast for Fiscal Year Ending September 2008 (Unit: yen)

	Dividend per share (yen)		
Record date	First half (March 31)	At end of period (September 30)	Annual
Projected dividend (announced on April 25, 2008)	0	2,000	2,000
Amended dividend	0	500	500
(Reference) Previous dividend payout for the term ending September 2007	2,000	1,000	3,000

4. Reason for revising the projection for a dividend

We announced in the "Notice of Revised Interim Business Forecast and Interim Dividend Forecast for Fiscal Year Ending September 2008" dated April 25, 2008 that we would keep the final dividend as previously forecast. However, as a result of the revised full-year forecast for the fiscal year ending September 2008, we regret to announce that we will be revising the final dividend forecast.

We express our sincere apology to our shareholders and confirm our commitment to restoring the dividend as quickly as possible. We hope that we can count on your continued support.

###

FULLCAST

May 2, 2008

Brief Announcement of Consolidated Financial Statement and Results for the First Half of the Fiscal Year Ending September 30, 2008

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and Representative Director: Hiroyuki Urushizaki
Contact: Yasushi Kamiguchi
Managing Director and CAO
Telephone: +81-3-3780-9507
Scheduled day for submission of interim report: June 27, 2008

(Figures are rounded to the nearest one million yen.)

1. Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2008 (October 1, 2007 – March 31, 2008)

(1) Consolidated operating results

(Figures in percentages denote the year-on-year change.)

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
First half ended March 2008	49,818	- 10.3	741	- 69.7	691	- 70.8
First half ended March 2007	55,557	30.8	2,449	17.4	2,363	17.0
Year ended September 2007	108,301	–	2,081	–	1,811	–

	Net income for the first half		Net income per share for the first half	Diluted net income per share for the first half
	Million yen	%	Yen	Yen
First half ended March 2008	- 103	–	- 389.35	–
First half ended March 2007	1,106	- 26.6	4,137.61	4,136.52
Year ended September 2007	- 674	–	- 2,536.40	–

Reference: Investment profit and loss on equity method (million yen) First half ended March 2008: -24
First half ended March 2007: 3 Year ended September 2007: -39

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
First half ended March 2008	40,294	13,283	24.6	37,415.31
First half ended March 2007	43,512	14,826	27.4	45,405.32
Year ended September 2007	41,624	13,642	24.7	38,839.30

Reference: Shareholders' equity (million yen) First half ended March 2008: 9,910
First half ended March 2007: 11,914 Year ended September 2007: 10,287

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Million yen	Million yen	Million yen	Million yen
First half ended March 2008	- 2,572	- 630	577	10,139
First half ended March 2007	2,089	- 2,097	4,154	16,052
Year ended September 2007	1,546	- 1,718	1,009	12,764

2. Dividend Status

	Dividend per share (yen)		
(Base date)	First half	Second half	Annual
	Yen	Yen	Yen
Fiscal year ended September 2007	2,000	1,000	3,000
Fiscal year ended September 2008	–		500
Fiscal year ending September 2008 (forecast)		500	

3. Forecast for Consolidated Financial Results for the Year Ending September 30, 2008 (October 1, 2007 – September 30, 2008)

(Percentage figures denote the year-on-year increase or decrease.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	105,000	-3.0	2,200	5.7	2,000	10.4	270	–	1,019.39

4. Others

(1) Important changes of subsidiaries during the term (changes of specified subsidiaries that lead to a change in the scope of consolidation) No

(2) Adoption of simplified accounting policies No

(3) Changes in accounting policies No

(4) Number of shares issued (common stock)

1) Number of shares issued at the end of the term (including treasury stock) (shares)

First half ended March 2008: 275,964 First half ended March 2007: 275,964

Fiscal year ended September 2007: 275,964

2) Number of treasury stock at the end of the term (shares)

First half ended March 2008: 11,100 First half ended March 2007: 13,577

Fiscal year ended September 2007: 11,100

(Note) For more details, please see Page 30 "Significant Accounting Policies in the Preparation of the First Half Financial Statements"

Reference: Non-consolidated Financial Results

1. Financial Results for the First Half of the Fiscal Year Ending September 30, 2008 (October 1, 2007 – March 31, 2008)

(1) Business results

(Figures in percentages denote the year-on-year change.)

	Net sales		Operating income		Ordinary income	
	Million yen	%	Million yen	%	Million yen	%
First half ended March 2008	14,984	- 39.6	- 177	–	1,528	30.8
First half ended March 2007	24,789	16.4	1,082	- 17.4	1,169	- 12.1
Year ended September 2007	44,429	–	208	–	242	–

	Net income for the first half		Net income per share for the first half
	Million yen	%	Yen
First half ended March 2008	1,359	153.6	5,129.70
First half ended March 2007	536	- 30.5	2,004.83
Year ended September 2007	- 994	–	- 3,737.32

(2) Financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Million yen	Million yen	%	Yen
First half ended March 2008	27,426	8,557	31.2	32,306.79
First half ended March 2007	30,926	8,840	28.6	33,690.36
Year ended September 2007	26,478	7,464	28.2	28,182.19

Reference: Shareholders' equity (million yen)

First half ended March 2008: 8,557 First half ended March 2007: 8,840

Year ended September 2007: 7,464

2. Forecast for Non-consolidated Financial Results for the Year Ending September 30, 2008 (October 1, 2007 – September 30, 2008)

(Percentage figures denote the year-on-year increase or decrease.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	33,400	-24.8	330	58.7	1,950	704.2	1,390	–	5,247.98

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgment based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Damage to cooperate infrastructure due to disasters, including earthquakes; and (3) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.
(Note) For assumptions inherent in results forecasts and other related matters, please see Page 9 of the Appendix.

Table of contents

FULLCAST

May 2, 2008

Company name: Fullcast Co., Ltd.
Representative name: Hiroyuki Urushizaki, President and Representative Director
Stock code: 4848, First Section of the Tokyo Stock Exchange
Contact: Yasushi Kamiguchi, Managing Director and CAO
Telephone: +81-3-3780-9507

Consolidated Interim Financial Results for the Year Ending September 2008

Fullcast Co., Ltd. reports the consolidated financial results for the first half of the fiscal year ending September 2008 (October 1, 2007 ~ March 31, 2008) finalized by the Company's board of directors today.

1. Consolidated Operating Results Highlights

(1) Consolidated First Half Operating Results Highlights

Consolidated financial results for the first half of the fiscal year ending September 2008 included net sales of 49.8 billion yen and operating income of 741 million yen. Because of unrealized losses on securities holdings and impairment of goodwill, the Group posted a net loss of 103 million yen.

Fullcast is emphasizing compliance in its management. It has also tightened the criteria for accepting orders and has consequently stepped up screening.

1) Consolidated Operating Results in the First Half

H1 of FY2008:
First half of the fiscal year ending September 2008 (Six months from October 1, 2007 to March 31, 2008)
H1 of FY2007:
First half of the fiscal year ended September 2007 (Six months from October 1, 2006 to March 31, 2007)

(Million yen)

	First half of FY9/08	First half of FY9/07	Rate of progress (%)	Full year projections*	Rate of progress (%)
Net sales	49,818	55,557	- 10.3	105,000	47.4
Operating income	741	2,449	- 69.7	2,200	33.7
Operating income ratio (%)	1.5	4.4	—	2.1	—
Ordinary income	691	2,363	- 70.8	2,000	34.6
Current net income	- 103	1,106	—	270	—
Current net income per share (Yen)	- 389.35	4,137.61	—	1,019.39	—

* This is a full year forecast that has revised net sales of 108,017 million yen, operating income of 3,426 million yen, ordinary income of 3,000 million yen and net income of 1,560 million yen in the "Full Year Forecast for the Fiscal Year Ending September 30, 2008" published on November 5, 2007, when results for the fiscal year ended September 30, 2007 were announced.

2) Consolidated operating results for the second quarter

Second quarter of the fiscal year ending September 30, 2008 (Three months from January 1, 2008 to March 31, 2008)
Second quarter of the fiscal year ended September 30, 2007 (Three months from January 1, 2007 to March 31, 2007)

(Million yen)

	Second quarter of FY9/08	Second quarter of FY9/07	YoY change (%)
Net sales	25,385	27,514	- 7.7
Operating income	690	1,054	- 34.6
Operating income ratio (%)	2.7	3.8	—
Ordinary income	666	993	- 33.0
Current net income	- 113	390	—
Current net income per share (Yen)	- 425.18	1,485.52	—

(Note) 1. The year-on-year comparisons are calculated based on the following formula.

$$\text{Year-on-year change \%} = \frac{\text{(Figure in the current fiscal year – Figure in the previous fiscal year)}}{\text{Figure in the previous fiscal year}} \times 100$$

2. Estimated current net income per share is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2008}}$$

(2) Operating Results

1) Summary

In the initial part of the interim period under review, the Japanese economy was able to sustain its recovery, but began to stall in the second half as production activities and capital investment started to falter. The human resources service sector continued to expand on the strength of demand from companies that were aggressively filling human resource outsourcing needs, although some major companies showed a willingness to employ regular employees. In contrast, workers were still keen to choose labor dispatch services as an approach to work that suited their lifestyles. In these circumstances, the Fullcast Group sought to accurately track human resource needs and to step up hiring, education and training to secure a workforce. The Group also placed a strong emphasis on compliance in its management.

Growth was observed in the office business, where the sales support service did well, and in the technology business, where the scope of consolidation was changed (Note 1) when an affiliated company changed from the equity method to a consolidated subsidiary last July. However, consolidated net sales fell to 49,818 million yen (down 10.3% year on year), partly because of the decline in sales of the spot business, which was taking time to achieve a recovery in orders.

Turning to profits, the office business posted solid results but other segments registered declines. Consequently, consolidated operating income was 741 million yen (falling 69.7% year on year) and consolidated ordinary income was 691 million yen (down 70.8%). Among extraordinary items, an extraordinary loss of 394 million yen was posted, including unrealized losses on securities holdings and impairment losses associated with the goodwill for a consolidated subsidiary engaged in the security business. As a result, the Company posted a consolidated interim net loss of 103 million yen (compared with net income of 1,106 million yen in the year-ago period).

2) Operating Highlights by Business Segment

Spot Business

Strong demand existed in the warehousing and transport sectors, which are the Company's principal customers, and in the retailing industry, which faces challenges employing sufficient numbers of part-time and non-regular workers. However, partly because some companies took some time to confirm the Company's compliance and partly because the Company stepped up screening of orders after it raised the criteria, orders decreased from the year-ago period. Combined with the transfer of a consolidated subsidiary (Note 2), net sales of the spot business

were 18,207 million yen (declining 39.0% year on year). Excluding the influence of the transfer of the consolidated subsidiary, the year-on-year decrease was 32.7%.

The Company outlaid funds to strengthen and improve its compliance system through regular education and training for employees, the introduction of patrols and the confirmation of compliance by a dedicated department. In the meantime, the Company streamlined operations through an extensive consolidation of facilities undertaken at the end of the previous term. Accordingly, selling, general and administrative expenses were slashed, but this could not offset the decline in net sales. As a result, operating income was 585 million yen (falling 67.0% year on year).

Factory Business

Responding to strong demand for outsourced production, the Company bolstered its sales capabilities by improving the sales system and was able to receive orders from a broad array of industries, led by communications equipment manufacturers. Despite many inquiries from automotive manufacturers, however, the number of workers for automobile manufacturing lines fell short of plans. As a result, net sales of the factory business were 8,968 million yen (down 13.1% year on year).

In terms of profits, although selling, general and administrative expenses were reduced, an increase in welfare expenses for the improvement of dormitories and other measures to encourage employment and retention of staff meant that operating income was 157 million yen (declining 59.1% year on year).

Technology Business

In the contracted development department, system development investment in the financial and other sectors appears to be pausing, and as a consequence orders leveled off. In the engineer assignment department, demand for engineers in design & development engineering remained strong. Net it works, Inc. (Note 1), which became a consolidated subsidiary and handled operations relating to the establishment of base stations for communications equipment and the construction of network infrastructure, also contributed to sales. Consequently, net sales of the technology business were 12,426 million yen (rising 45.2% year on year).

While profits increased with the addition of a consolidated subsidiary, operating income was 391 million yen (falling 39.5% year on year) because it took time to assign engineers secured through overseas training and employment and because personnel expenses rose in the contracted development department.

Office Business

In the office worker assignment department, orders were generated from strong demand for call center operators, by assigning staff hoping to work for the short term. However, sales declined partly because the Company could not recruit the target number of staff for long-term assignments. In contrast, in the sales support service department, orders received from companies wanting to bolster sales activities for communications equipment increased substantially. As a result, in the office business, net sales of 6,897 million yen (an increase of 30.1% year on year) were recorded.

Looking at profits, the increase of selling, general and administrative expenses was limited by a reorganization that sought to streamline the operations of the office worker assignment department and the impressive increase in earnings in the sales support department contributed to performance. As a consequence, operating income was 363 million yen (an increase of 51.7% year on year).

Other Business

The security department developed with the acquisition of new orders, among other factors. In addition, thanks to the accumulation of net sales by making info-P Co., Ltd., an advertisement agency for the pachinko industry, a 100% subsidiary in May 2007, net sales of other business rose to 3,321 million yen (up 114.8% year on year).

In terms of profits, although steps were taken to cap selling, general and administrative expenses, an operating loss of 120 million yen was recorded (compared with operating income of 2 million yen recorded for the same period in the previous term), partially reflecting delays in streamlining after the acquisition.

(Notes) 1. Please see the disclosure, "Net it works, Inc. Becomes Consolidated Subsidiary" dated on July 26, 2007.
2. Please see the disclosure, "Notice of Change in Subsidiary (Transfer of Shares)" dated on July 6, 2007.

(3) Operating Results by Business Segment

1) Interim-term operating results

H1 of FY2008:

First half of the fiscal year ending September 2008 (Six months from October 1, 2007 to March 31, 2008)

H1 of FY2007:

First half of the fiscal year ended September 2007 (Six months from October 1, 2006 to March 31, 2007)

Spot Business (Million yen)

	H1 of FY2008	H1 of FY2007	YoY change
Net sales	18,207	29,827	- 39.0%
Operating income	585	1,771	- 67.0%
Operating income ratio (%)	3.2	5.9	–

Factory Business

	H1 of FY2008	H1 of FY2007	YoY change
Net sales	8,968	10,321	- 13.1%
Operating income	157	384	- 59.1%
Operating income ratio (%)	1.7	3.7	–

Technology Business

	H1 of FY2008	H1 of FY2007	YoY change
Net sales	12,426	8,559	45.2%
Operating income	391	647	- 39.5%
Operating income ratio (%)	3.2	7.6	–

Office Business

	H1 of FY2008	H1 of FY2007	YoY change
Net sales	6,897	5,302	30.1%
Operating income	363	239	51.7%
Operating income ratio (%)	5.3	4.5	–

Other Business

	H1 of FY2008	H1 of FY2007	YoY change
Net sales	3,321	1,546	114.8%
Operating income	- 120	2	–
Operating income ratio (%)	- 3.6	0.1	–

2) Business results for the second quarter

Second quarter of the fiscal year ending September 30, 2008 (Three months from January 1, 2008 to March 31, 2008)

Second quarter of the previous fiscal year ended September 30, 2007 (Three months from January 1, 2007 to March 31, 2007)

Spot Business (Million yen)

	Q2 of FY2008	Q2 of FY2007	YoY change
Net sales	9,196	14,251	- 35.5%
Operating income	513	613	- 16.2%
Operating income ratio (%)	5.6	4.3	–

Factory Business

	Q2 of FY2008	Q2 of FY2007	YoY change
Net sales	4,591	5,229	- 12.2%
Operating income	106	178	- 40.4%
Operating income ratio (%)	2.3	3.4	–

Technology Business

	Q2 of FY2008	Q2 of FY2007	YoY change
Net sales	6,497	4,542	43.0%
Operating income	216	410	- 47.2%
Operating income ratio (%)	3.3	9.0	–

Office Business

	Q2 of FY2008	Q2 of FY2007	YoY change
Net sales	3,471	2,697	28.7%
Operating income	165	152	8.7%
Operating income ratio (%)	4.8	5.6	–

Other Business

	Q2 of FY2008	Q2 of FY2007	YoY change
Net sales	1,630	794	105.2%
Operating income	- 38	20	–
Operating income ratio (%)	- 2.4	2.6	–

Calculation methods in the segment results

(1) Net sales by business category only consist of external sales.

(2) Operating income by business category includes those posted within the Group due to internal transactions.

(3) Operating income ratio by business category is calculated by dividing the figures in (2) by the figures in (1).

(4) Outlook for the September 2008 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2008 and current status

(From October 1, 2007 to September 30, 2008) (Million yen)

	Results for first half of FY9/08	Revised full-year forecast for FY9/08	Revised forecast for second half of FY09/08	YoY change (%)
Net Sales	49.818	105,000	55,182	47.4
Spot Business	18.207	40,730	22,523	44.7
Factory Business	8.968	18,720	9,752	47.9
Technology Business	12,426	25,280	12,854	49.2
Office Busines	6,897	13,390	6,493	51.5
Other Business	3,321	6,880	3,559	48.3
Operating income	741	2,200	1,459	33.7
Ordinary income	691	2,000	1,309	34.6
Net income	- 103	270	373	–
Net income per share	- 389.35	1,019.39	1,408.75	–

(Note) Estimated current net income per share for the year ending September 2007 is calculated using the following formula.

$$\text{Estimated current net income per share} = \frac{\text{Forecast for current net income applicable to common stock}}{\text{Estimated number of common shares outstanding during the fiscal year ending September 30, 2008}}$$

The outlook by business segment is as follows:

Spot Business

Order-receiving trends

- Demand for human resource outsourcing should remain firm across all industry sectors and operation types.
- The Company anticipates winning increased confidence from its client companies and boosting orders by stepping up the screening of orders.
- It should be possible to obtain new orders from companies that have experienced difficulties in direct employment of part-time and non-regular workers.

Hiring trends

- The Company expects to be able to employ staff who have chosen to work in a labor dispatch service for lifestyle reasons.
- Progress in registering new staff should be steady through recruitment activities geared to young people today, using the website and mobile phones.

Factory Business

Order-receiving trends

- Demand for manufacturing outsourcing should remain firm.
- Orders from automotive manufacturers are likely to weaken because of the production adjustment of automotive manufacturing lines.

Hiring trends

- The number of employed workers and the retention rate should increase with improvements in the work environment and other measures to respond to the needs of workers.

Technology Business

Order-receiving trends

- Demand for engineers from development and design departments in the manufacturing sector should remain strong.
- Orders for engineers who can handle software are likely to increase because of the transferred network engineer assignment business.
- Demand for new technologies in telecommunications industries and for the establishment of base stations of

communication equipment to improve quality should remain strong, so orders are likely to increase.

Hiring trends

- The Company is promoting the G.E.T. program (educational/training programs to nurture bilingual engineers) overseas, including China, and this should continue to provide excellent non-Japanese engineers and technical experts.

Office Business

Order-receiving trends

- With rising demand from companies that are stepping up their sales activities for communications equipment and other factors, orders received by sales support business are set to increase.

Hiring trends

- By responding to the needs of workers, the number of employment of long-term workers should increase.

(5) Changes in Consolidated Financial Condition

At the end of the first half of the current consolidated accounting period, cash and cash equivalents totaled 10,139 million yen, a decrease of 2,625 million yen, which compares with an increase of 4,146 million yen at the end of the first half of the previous consolidated accounting period.

Cash flows from operating activities

During this consolidated interim fiscal period under review, funds used in sales activities amounted to 2,572 million yen. (In the same period of the previous term, funds generated by sales activities were 2,089 million yen.)
While net income before taxes and other adjustments was 388 million yen, accounts receivable increased 1,773 million yen (accounts payable increased 568 million yen.), and corporation tax etc. of 632 million yen was paid.

Cash flows from investing activities

During this consolidated interim fiscal period, funds used in investment activities amounted to 630 million yen. (In the same period of the previous term, funds used were 2,097 million yen).
During the period, the Company outlaid 124 million yen to acquire securities for investment, 123 million yen to acquire tangible fixed assets, 180 million yen to obtain intangible fixed assets, and 388 million yen to accept the transfer of business.

Cash flows from financing activities

During this consolidated interim fiscal period, funds obtained as a result of financial activities were 577 million yen. (In the same period of the previous term, obtained funds were 4,154 million yen.)。
Although the Company posted a net increase in short-term loans of 2,902 million yen, the repayment of long-term loans and the payment of dividends amounted to 1,901 million yen and 264 million yen respectively.

Trends in Cash Flow Indexes

	First half of September 2008 fiscal year	First half of September 2007 fiscal year	September 2007 fiscal year	September 2006 fiscal year	September 2005 fiscal year
Shareholders' equity (Million yen)	9,910	11,914	10,287	14,460	12,377
Shareholders' equity ratio (%)	24.6	27.4	24.7	38.9	54.9
Interest coverage (times)	—	54.0	18.5	76.8	96.6
Ratio of interest-bearing debt to cash flow (%)	—	592.9	445.4	215.0	104.4

Shareholders' equity = Total net assets – Stock subscription rights – Minority interest
Shareholders' equity ratio: net assets ÷ gross assets * 100
Interest coverage: Operating cash flow (before interest and corporate taxes) ÷ interest paid
Ratio of interest-bearing debt to cash flow: Interest-bearing debt ÷ Operating cash flow (before interest and corporate taxes)
Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.
3. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
4. All debt involving the payment of interest and stated in the consolidated balance sheet are included in interest-bearing debt.

(6) Fundamental Policy for Allocation of Earnings

1) Fundamental policy for allocation of earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

With respect to dividends, the Company pays dividends out of surpluses twice a year, in principle, in the form of an interim dividend and a final dividend. Its basic policy is to achieve a dividend payout ratio of around 30% on a consolidated basis, in light of earnings per share and the earnings growth rate expected for the next fiscal year based on operating performance and the investment plan.

The Company is committed to bolstering its business strength by using retained earnings to develop systems that will improve operating efficiency and to recruit and train human resources.

2) Dividends this term

With respect to dividends for this fiscal term, given the revised annual performance projection in view of the interim net loss registered in the consolidated interim financial statement and recent industry trends, we regret to announce that we will not be paying an interim dividend and that we will be revising the forecast for the final dividend to 500 yen per share.

We sincerely apologize to our shareholders and confirm our commitment to restoring the dividend as quickly as possible. We hope that we can count on your continued support.

Dividend payout ratio for the past 4 years

Fiscal term	FY2008 ending September 2008 (projected)	FY2007 ended September 2007	FY2006 ended September 2006	FY2005 ended September 2005	FY2004 ended September 2004
Dividend payout ratio (%) (Consolidated)	49.0	—	27.9	29.0	35.7
Dividend payout ratio (%) (Individual)	9.5	—	51.0	36.5	41.2

(Note) In the fiscal year ended September 2004, the Company paid a dividend to commemorate its listing on the First Section of the Tokyo Stock Exchange
In the fiscal year ended September 2007, a net loss was recorded on both a consolidated and non-consolidated basis, and as a consequence no figures are shown in the above for this year.

(7) Risks Associated with Businesses

Major potential risk factors for the Group in the course of its operating businesses are described below. However, in view of active information disclosure to investors, the description also includes matters that do not necessarily fall under the category of business risk but are regarded as important for investors in making investment decisions or understanding the Group's business activities. The Group makes the utmost effort to recognize potential business risks, prevent their occurrence and take adequate measures to address them should they emerge nonetheless. The following statement may contain risk factors forecasted for the future, although it is based on our judgment as of the date of reporting these financial statements.

1) Securing Staff

The population of young people in Japan has been declining since 1985 due to a drop in the birthrate, leading to a decline in the number of children, and this trend is likely to continue, according to forecasts by research institutes. In the Spot Business, the Group's core operation, the staff is primarily made up of the younger generation aged 18 to 20s. Therefore, a decline in the younger generation makes it difficult for the Group to secure the human resources it needs, which is likely to adversely influence the Group's earnings. To cope with this decline in the population of young people, the Group is recruiting staff through Web sites and mobile phone networks, in a bid to make its staff procurement process more efficient. In the event that the Group is unable to absorb increased expenses from rising salaries of in-house employees and costs of recruiting advertisements to promote staff procurement, through internal efforts such as improving operational efficiency and passing the higher cost on to service prices, it may impact the Group's earnings.

Furthermore, the competition for securing staff will likely heat up in the industry, where entry barriers are relatively low, and this may prevent the Company from procuring sufficient staff and the Group ultimately achieving its business plan.

Given that the younger generation aged 18 to 20s — who make up a large proportion of our staff — are sensitive to corporate image, the Company regards it as vital to build a corporate brand that will gain the support of this generation in order to procure and retain excellent staff. To this end, the Group is implementing a strategy to enhance its public image and standing through sports events as a whole. Nonetheless, it is still unclear if this strategy will continue to work, and we may not be able to procure as many staff as targeted.

The Company was subject to administrative sanctions on August 3, 2007, namely the Order to Suspend the Worker Dispatching Business (finished on September 9, 2007 (finished on October 9, 2007 for three offices in Kobe)) based on Paragraph 2 of Article 14 of the Worker Dispatch Law and the Order to Improve Worker Dispatching Operation (finished all the improvement results report on December 21, 2007) based on Paragraph 1 of Article 49 of the Worker Dispatch Law. Although we plan to strengthen regulatory compliance structures and implement revisions to operational flow that increase the levels of satisfaction among staff to prevent reoccurrence of these circumstances, there is a possibility that the negative image generated by administrative treatment may not be eradicated, and that we may not be able to secure an adequate number of staff.

2) Securing and Retaining Employees

The average length of continuous service of Fullcast's employees, excluding the dispatched staff, is three years and five months as of the end of March 2008. This rather short period is attributable to the fact that though the number of employees hired by the Company increased in the process of rapid expansion of its business, the number of those who resigned remains high. To cope with the changing external environment of the Group, created by deregulation and the resultant fierce competition, we need to hire more employees while boosting retention.

Although the Company seeks to improve working conditions through revision of employment regulations, including improved employee training and an increased number of paid leave days, it is possible that the Group's business performance might be untowardly affected if the Company is unable to adequately secure required human resources or it loses existing human resources.

Although the Company has recruited large numbers of human resources to maintain a position of competitive advantage as it has expanded its business, improving the quality of managers and office members at each office is a major concern. The Company seeks to proactively hire skilled people to deploy as managers and members at regional offices. However,

if we cannot secure a sufficient number of personnel to meet our needs or if current employees leave the Company, the expansion of operations may be hindered and earnings could deteriorate.

In addition, it is important to hire skilled technicians with the ability to meet the increasingly sophisticated needs of customers in the technical staff dispatching service of the Technology Business. The Group is pushing forward with the G.E.T. Program (bilingual engineer training and development) overseas in countries such as China, and while it has progressed with the recruitment of outstanding foreign engineers, it is possible that the Group's business performance might be untowardly affected if the Group is unable to recruit, retain and dispatch engineers according to plan.

3) Managing the Database on Client Firms and Staff

The Group always strives to provide staff most suited to the needs of client companies and deploy staff for clients promptly and efficiently. To facilitate this, the Group manages a database compiled with its business management information system "FASE" that contains information on the staff's work attitudes and experience by job classification as well as on clients.

In addition, the Group uses FASE to bill clients for work services and closely monitor accounts receivable, which means the Group relies strongly on FASE for its operational efficiency. To be prepared for the eventuality of a malfunction in a server on which FASE runs, the Group is equipped with back-up servers having the same functions. However, if these servers were simultaneously down due to such trouble as an earthquake or other natural disaster and FASE stops working, the Group's operations would be seriously impeded and its earnings may suffer a serious blow.

We are continuing to invest in the improvement of information systems, such as upgrading FASE whenever necessary, in a bid to differentiate ourselves from our peers in terms of costs and services. However, this investment may not always contribute to a growth in sales. So, if we cannot obtain sufficient return on investment, expenditures may not be fully recouped.

To appropriately manage personal information and other data contained in FASE, we are striving to prevent unauthorized access, as well as loss, destruction, falsification or unauthorized disclosure of personal information, by establishing clear handling rules, strictly controlling access rights to the system and stepping up internal inspections. However, if any personal information should ever leak out for whatever reason, the Group would lose the public's confidence, which could be expected to depress sales and give rise to claims for damages. This may have a serious impact on the Group's earnings.

The information control system was strengthened, covering not only the personal information in FASE but also information assets required to continue business such as customer information and sales information. In doing so, certification with ISO27001, the international standard for information security management system, was obtained on July 20, 2006. Based on this, the Group has bolstered corporate compliance and information security risk management to continue to improve information security in its business activities.

4) Workplace Accidents and Transaction-Related Trouble

In the event that a staff dies, is injured or becomes ill at work or due to some causes attributable to the work, the Group, as an employer, has the duty to pay compensation according to the relevant laws and regulations including the Labor Standards Law and the Workers' Accident Compensation Insurance Law. (Destination business owners that are our clients bear the employer's liability in accordance with the Industrial Safety and Health Law, and are obliged to protect the safety of staff in accordance with the Civil Code.)

The Group is enhancing staff awareness on safety by promoting occupational health and safety training, as well as safety equipment and releasing bulletins for on-the-job vigilance to prevent injury and illness. To provide better worker protection, the Group has taken out an insurance program to pay agreed claims as a supplement to the workers' accident compensation insurance. However, should an accident not covered by any of this insurance occur, the Group could be forced to pay damages on the grounds of neglecting its duty to safety (Article 415 of the Civil Code) and be liable for any illegal activity (Article 709 of the Civil Code), which are stipulated in labor contracts.

In addition, the Group could be sued or pressured to make other payments, on allegations of staff negligence, of the violation of a contract with a client or of our staff's illegal activities. Although the Group has a compliance system under which personnel in charge of legal affairs can handle various legal risks, the performance may suffer a serious impact through such an accident depending on its nature and the amount of money involved.

5) Legal Regulations

a) Changes in Legal Regulations

The Company's businesses should be in conformity with such laws as the Labor Standards Law, the Labor Services Temporary Assignment Law, the Workers' Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Insurance Law and other relevant laws. If these laws are revised or their interpretation is modified following a change in the prevailing social situation in the labor market, the Group may suffer a serious setback in its operations depending on the contents of such revision or any new interpretation. Since April 1, 2008, the "Guideline for Measures to Be Taken by Worker Dispatch Service Providers and by Companies to Be Provided with Workers for the Stabilization of Workers Employed on a Daily Basis and Workers Dispatched for the Short-Term" (Notification No. 36 in 2008 by the Ministry of Health, Labour and Welfare) has come into force. In addition, the Enforcement Regulation of Worker Dispatch Law has been revised. We have taken action to respond to the Guidance and the like. However, if further revisions and changes in interpretations are made, it could have a serious impact on the business of the Group.

b) Sharing of Social Insurance Contributions

In terms of social insurance, workers whose contract period is not more than two months and workers whose working hours are less than three quarters of ordinary workers are excluded from the application of the Health Insurance Law. The Employees' Pension Insurance Law has similar regulations. In the spot business, as we employ staff for a short period, most are not eligible for social insurance. However, if the number of staff covered by social insurance increases in the future, the burden of social insurance premiums could become too large to be absorbed by internal means such as streamlining operations and passing the premiums on to service prices, and this could seriously affect the performance of the Group.

Ultimately depending on the exact content, a future revision of the social insurance system could significantly affect the Group's performance, for instance if it entailed a rise in insurance premiums or an expansion of the insurance coverage.

c) Employee Dispatching Service

The Group provides an employee dispatching service with the permission of Minister of Health, Labour and Welfare in accordance with the Worker Dispatch Law. If the Group should be subject to disqualification, the permission could be cancelled, or orders to close or halt the business could be issued. The Group is committed to compliance and risk management to prevent any violation of laws and ordinances, but if permission should be cancelled or if other measures should be taken, it may become unable to provide the employee dispatching service, and this would seriously affect the performance of the Group.

d) Onsite Subcontracting Service

As an onsite subcontracting service provider based on sub-contracts, the Group completes its contracted work independently at the direct client company of such contract. In carrying out the work involved, we follow the norm (Notice No. 37 of 1986 by Japan's Ministry of Labour) that separates and distinguishes between the employee dispatching and the subcontracting business and other relevant laws and regulations. Prior to executing work, we confirm the details of the subcontracted tasks — such as their content, scope and the stipulated completion date with the client company.

However, in the event when any disparity should occur in the interpretation thereof with a client company as we perform these tasks, it may conceivably become difficult or impossible to collect our payment due, which could affect the Group's earnings.

6) Management of the Company

a) Stock Options System

The Company is granting stock purchase warrants, with an exercise period from January 1, 2006 to December 30, 2008, for its directors, corporate auditors and employees to enhance their willingness and morale toward improving performance. The number of unexercised stock purchase warrants stood at 1,818 as of March 31, 2008. In addition, the Company is also granting stock purchase warrants with an exercise period from January 1, 2008 to December 30, 2010. The number of unexercised stock purchase warrants stood at 1,996 as of March 31, 2008.

The number of dilutive shares associated with subscription rights as at the end of March 31, 2008 was 3,814, accounting for about 1.4% of the Company's total issued shares of 275,964 (including treasury stock). The issuance of new shares following the exercise of subscription rights may dilute the value of the Company's stock.

b) Strategies on Corporate Acquisition/Alliance and a New Business

After careful preliminary studies, the Company made Asia Pacific System Research Co., Ltd. a consolidated subsidiary in October 2005 by acquiring its shares through underwriting of a new share allocation to a third party and direct negotiation with its major shareholders. The Company also made Fullcast Advance Co., Ltd., Fullcast Marketing Co., Ltd. and Info-P Co., Ltd. wholly owned subsidiaries in May 2006, July 2006 and May 2007, respectively. Additionally the Company made Net it works, Inc. change from an affiliated for using the equity method to a consolidated subsidiary by implementing a timely additional acquisition of its shares.

If the Company should incur higher-than-expected expenses for restructuring and enhancing the business of each of the subsidiaries, or if the contribution to profits by the subsidiaries should not go as planned, the earnings of the entire Group could be adversely affected.

The Group intends to continue its push toward expansion of existing businesses, while broadening business fields and raising the corporate value of the entire Group by promoting new ventures and pursuing new business opportunities through corporate acquisition and alliances. In this regard, there are a number of potential risks: the strategy to expand business through corporate acquisition and other measures may not contribute to increases in profits as originally projected; the Group may be required to spend a substantial amount of funds on acquisition; and amortization of goodwill arising from consolidation may erode the Group's profits.

With respect to the goodwill for Fullcast Advance Co., Ltd., the company has not made the contribution to earnings anticipated in the business plan at the time of acquiring the shares. As a consequence, impairment accounting procedures have been carried out.

7) Seasonal Factors Affecting the Group's Earnings

In the Group's core Spot Business, order volume tends to increase in the second and the fourth quarters of a year due to the nature of the business.

The Group has been increasing the number of high-quality solution contracts, which involve efforts to promote operational efficiency at client companies through qualitative improvement of our proprietary operations, in order to reduce the seasonal fluctuations of the business.

In the Technology Business, accounts are settled on an inspection basis* for orders received. Thus, both sales and profits show a tendency to increase in the second and fourth quarters, which are key quarters of the fiscal year.

Additionally, in the engineers dispatching service business of the Technology Business, the number of technical staff at work affects the Group's earnings. With an overwhelming number of technicians just out of university joining the Group in April, earnings tend to increase in the second half of the fiscal year as the number of staff at work increases.

Moreover, client requests for rate revision as well as the actual implementation of the revised rates for these staff tend to occur in April or thereafter as most clients close their accounts of settlement in March every year. Therefore, sales and profits in the Technology Business tend to increase in the second half of the fiscal year.

(Note) Inspection basis is the basis under which sales are recorded on the date when products (and services) are inspected by the other party (customers).

<<Reference>>

(1) Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2008 (Million yen)

	1st Quarter Oct. – Dec. 2007	2nd Quarter Jan. – Mar. 2008	3rd Quarter Apr. – Jun. 2008	4th Quarter Jul. – Sep. 2008	Full year Ending Sep. 2008
Net sales	24,433	25,385	–	–	49,818
Gross profit	5,958	6,395	–	–	12,353
Operating income	51	690	–	–	741
Ordinary income	25	666	–	–	691
Income before income taxes and minority interests	8	380	–	–	388
Net income	9	- 113	–	–	- 103
Net income per share (yen)	35.83	- 425.18	–	–	- 389.35
Diluted net income per share (yen)	–	–	–	–	–
Total assets	41,176	40,294	–	–	40,294
Shareholders' equity	9,975	9,910	–	–	9,910
Shareholders' equity per share (yen)	37,660.74	37,415.31	–	–	37,415.31
Cash flows from operating activities	- 2,194	- 378	–	–	- 2,572
Cash flows from investing activities	- 466	- 164	–	–	- 630
Cash flows from financing activities	1,263	- 686	–	–	577
Cash and cash equivalents at end of period	11,367	- 10,139	–	–	10,139

Fiscal year ended September 2007 (Million yen)

	1st Quarter Oct. – Dec. 2006	2nd Quarter Jan. – Mar. 2007	3rd Quarter Apr. – Jun. 2007	4th Quarter Jul. – Sep. 2007	Full year Ended Sep. 2007
Net sales	28,043	27,514	27,049	25,696	108,301
Gross profit	7,773	7,384	6,687	5,743	27,587
Operating income	1,395	1,054	- 59	- 310	2,081
Ordinary income	1,370	993	- 175	- 377	1,811
Income before income taxes and minority interests	1,383	714	- 148	- 2,242	- 293
Net income	716	390	- 248	- 1,532	- 674
Net income per share (yen)	2,632.67	1,485.52	- 938.80	- 5,785.37	- 2,536.40
Diluted net income per share (yen)	2,632.06	1,485.09	–	–	–
Total assets	40,387	43,512	48,879	41,624	41,624
Shareholders' equity	11,972	11,914	11,876	10,287	10,287
Shareholders' equity per share (yen)	45,374.95	45,405.32	44,837.19	38,839.30	38,839.30
Cash flows from operating activities	- 187	2,276	1,185	- 1,729	1,546
Cash flows from investing activities	- 946	- 1,152	617	- 237	- 1,718
Cash flows from financing activities	2,334	1,819	2,237	- 5,382	1,009
Increase in cash and cash equivalents from merger of subsidiaries	–	–	21	–	21
Cash and cash equivalents at end of period	13,108	16,052	20,112	12,764	12,764

(2) Changes in Quarterly Operating Results by Business Segment

(Million yen)

Spot Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	9,011	9,196	–	–	18,207
	(2) Inter-segment sales or the amount of transfers	17	167	–	–	183
	Total	9,028	9,362	–	–	18,390
	Operating expenses	8,956	8,849	–	–	17,805
	Operating income or loss	72	513	–	–	585
	Operating income ratio (%)	0.8	5.6	–	–	3.2
Fiscal year ended September 2007	(1) Sales to external customers	15,577	14,251	13,965	9,841	53,634
	(2) Inter-segment sales or the amount of transfers	207	202	107	103	619
	Total	15,784	14,453	14,072	9,944	54,252
	Operating expenses	14,625	13,840	13,887	10,272	52,625
	Operating income or loss	1,158	613	185	- 328	1,628
	Operating income ratio (%)	7.4	4.3	1.3	- 3.3	3.0

Factory Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	4,377	4,591	–	–	8,968
	(2) Inter-segment sales or the amount of transfers	0	5	–	–	5
	Total	4,377	4,596	–	–	8,973
	Operating expenses	4,326	4,490	–	–	8,816
	Operating income or loss	51	106	–	–	157
	Operating income ratio (%)	1.2	2.3	–	–	1.7
Fiscal year ended September 2007	(1) Sales to external customers	5,092	5,229	4,560	4,517	19,398
	(2) Inter-segment sales or the amount of transfers	6	6	3	3	17
	Total	5,098	5,235	4,563	4,519	19,415
	Operating expenses	4,892	5,057	4,684	4,592	19,226
	Operating income or loss	206	178	- 121	- 73	189
	Operating income ratio (%)	4.0	3.4	- 2.7	- 1.6	1.0

Technology Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	5,928	6,497	–	–	12,426
	(2) Inter-segment sales or the amount of transfers	85	88	–	–	173
	Total	6,014	6,585	–	–	12,599
	Operating expenses	5,839	6,369	–	–	12,208
	Operating income or loss	175	216	–	–	391
	Operating income ratio (%)	3.0	3.3	–	–	3.2
Fiscal year ended September 2007	(1) Sales to external customers	4,017	4,542	4,089	6,067	18,715
	(2) Inter-segment sales or the amount of transfers	151	204	77	134	566
	Total	4,169	4,746	4,166	6,201	19,282
	Operating expenses	3,931	4,336	4,137	5,897	18,302
	Operating income or loss	238	410	28	304	979
	Operating income ratio (%)	5.9	9.0	0.7	5.0	5.2

(Million yen)

Office Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	3,426	3,471	–	–	6,897
	(2) Inter-segment sales or the amount of transfers	15	24	–	–	39
	Total	3,440	3,495	–	–	6,935
	Operating expenses	3,242	3,330	–	–	6,572
	Operating income or loss	198	165	–	–	363
	Operating income ratio (%)	5.8	4.8	–	–	5.3
Fiscal year ended September 2007	(1) Sales to external customers	2,605	2,697	3,114	3,421	11,837
	(2) Inter-segment sales or the amount of transfers	76	38	27	21	162
	Total	2,681	2,736	3,141	3,442	11,999
	Operating expenses	2,594	2,584	2,838	3,294	11,309
	Operating income or loss	88	152	303	147	690
	Operating income ratio (%)	3.4	5.6	9.7	4.3	5.8

Other Business		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Fiscal year ending September 2008	(1) Sales to external customers	1,691	1,630	–	–	3,321
	(2) Inter-segment sales or the amount of transfers	27	3	–	–	30
	Total	1,718	1,633	–	–	3,351
	Operating expenses	1,799	1,671	–	–	3,471
	Operating income or loss	- 81	- 38	–	–	- 120
	Operating income ratio (%)	- 4.8	- 2.4	–	–	- 3.6
Fiscal year ended September 2007	(1) Sales to external customers	752	794	1,320	1,851	4,717
	(2) Inter-segment sales or the amount of transfers	1	1	1	4	8
	Total	753	795	1,321	1,855	4,725
	Operating expenses	772	775	1,429	1,895	4,871
	Operating income or loss	- 18	20	- 108	- 40	- 146
	Operating income ratio (%)	- 2.5	2.6	- 8.2	- 2.1	- 3.1

Note (1) Operating income by business category includes income posted within the Group from internal transactions.

(2) Operating income ratio by business category is calculated by dividing operating income by net sales to external customers.

(3) Changes in Business Results (Consolidated)

1) Changes in profit and loss (Million yen)

	September 2008 fiscal year				September 2007 fiscal year		September 2006 fiscal year	
	First half	YoY change (%)	Full-year (revised projection)	YoY change (%)	First half	Full year	First half	Full year
Net sales	49,818	- 10.3	105,000	-3.0	55,557	108,301	42,481	90,163
Cost of sales	37,465	- 7.3	—	—	40,400	80,714	30,622	64,947
Gross income on sales	12,353	- 18.5	—	—	15,157	27,587	11,858	25,216
SG&A expense	11,612	- 8.6	—	—	12,708	25,507	9,772	20,501
Operating income	741	- 69.7	2,200	5.7	2,449	2,081	2,087	4,715
Non-operating income	208	110.3	—	—	99	188	102	143
Non-operating expenditure	258	39.3	—	—	185	457	169	309
Ordinary income	691	- 70.8	2,000	10.4	2,363	1,811	2,020	4,550
Extraordinary income	91	441.8	—	—	17	745	459	447
Extraordinary loss	394	39.5	—	—	282	2,849	206	296
Net income before taxes for current (interim) fiscal year	388	- 81.5	—	—	2,097	- 293	2,273	4,701
Corporate taxes (incl. other adjustments)	412	- 51.8	—	—	855	279	716	1,561
Minor shareholders' interests	79	- 42.0	—	—	137	103	50	198
Current (interim) net income	- 103	—	270	—	1,106	- 674	1,507	2,942

2) Changes in ratio to net sales (Unit: %)

	September 2008 fiscal year		September 2007 fiscal year		September 2006 fiscal year	
	First half	Full-year projection	First half	Full year	First half	Full year
Net sales	100.0	100.0	100.0	100.0	100.0	100.0
Cost of sales	75.2	—	72.7	74.5	72.1	72.0
Gross income on sales	24.8	—	27.3	25.5	27.9	28.0
SG&A expense	23.3	—	22.9	23.6	23.0	22.8
Operating income	1.5	2.1	4.4	1.9	4.9	5.2
Ordinary income	1.4	1.9	4.3	1.7	4.8	5.0
Current (interim) net income	- 0.2	0.3	2.0	- 0.6	3.5	3.3

3) Changes in consolidated/non-consolidated ratio (Unit: times)

	September 2008 fiscal year		September 2007 fiscal year		September 2006 fiscal year	
	First half	Full-year projection	First half	Full year	First half	Full year
Net sales	3.3	3.1	2.2	2.4	2.0	2.0
Operating income	—	6.7	2.3	10.0	1.8	1.7
Ordinary income	0.5	1.0	2.0	7.5	1.5	1.6
Current (interim) net income	—	0.2	2.1	0.7	2.0	1.8

(4) Explanation of Balance Sheet (Consolidated)

Note: The changes shown below are based on a comparison between the amounts at the end of the previous term (September 30, 2007) and those at the end of this interim period under review (March 31, 2008).

1) Assets (down ¥1,330 million)

a) Current assets (down ¥1,144 million)

Cash and deposits	Down ¥2,434 million	Affects under consolidation, decrease due to improved efficiency of funds
Trade notes and accounts receivables	Up ¥1,852 million	Affects under consolidation, increase in net sales

b) Fixed assets (down ¥186 million)

Tangible fixed assets	Down ¥80 million	Affects under consolidation, decrease due to abandonment and sale
Intangible fixed assets	Up ¥107 million	Affects under consolidation, increase due to the business transferred from a subsidiary
Investment securities	Down ¥221 million	Affects individually, decrease due to sale and unrealized loss recorded

2) Liabilities (down ¥971 million)

a) Current liabilities (up ¥709 million)

Short-term borrowing	Up ¥2,902 million	Affects under consolidation, increase in operating capital
Current portion of long-term debt	Down ¥165 million	Affects individually, decrease by repayment
Accounts payable-other	Down ¥1,745 million	Affects individually, decrease in accrued consumption tax etc.

b) Fixed liabilities (down ¥1,680 million)

Long-term loans payable	Down ¥1,737 million	Affects individually, decrease by repayment

3) Net assets (down ¥359 million)

Retained surplus	Up ¥368 million	Affects under consolidation, decrease based on losses recorded

(5) State of Capital Investment

(Million yen)

Investment	Capital investment for the September FY2008			Capital investment for the September FY2007	Capital investment for the September FY2006	Main facilities
	Amount invested for first half	Second half projection	Full-year projection	Amount invested	Amount invested	
Software, etc.	180	143	323	544	529	Incidental development of a new mission-critical system etc.
Others (ex. tools, instruments, fixtures)	123	41	164	501	603	Purchase of fixtures, PCs etc. for individual offices
Total	303	184	486	1,045	1,133	–

2. Corporate Group

The description is omitted because there is no significant change from the descriptions in Details of Businesses (Organization Chart of Businesses) and Status of Affiliated Companies in the recent Financial Statement Record submitted on December 25, 2007.

3. Management Policies

With respect to the basic management policy, target management indexes, medium- and long-term management strategies and issues that the Company has to solve, there is no significant change from the details disclosed in the Brief Announcement of Consolidated Financial Results for the Fiscal Year Ended September 30, 2007 (November 5, 2007), and the description is therefore omitted.

The Brief Announcement of Consolidated Financial Results can be seen at the following URL: [Website of Fullcast Co., Ltd. (Financial Statement Report)]
http://www.fullcast-ir.jp/j_kessan.html
[Website of Tokyo Stock Exchange (Listed Company Information)]
http://www.tse.or.jp/disc/48480/200711050159-2b050500.pdf

4. Consolidated Financial Statements for the First Half

1) Consolidated Balance Sheet for the First Half

(Million yen)

Category	Note No.	As of March 31, 2008 Amount		%	As of March 31, 2007 Amount		%	Change Amount	Rate of change (%)	As of September 30, 2007 Amount		%
Assets												
I. Current assets												
1. Cash and deposits			9,240			14,659		- 5,419			11,674	
2. Trade notes and accounts receivables			12,935			12,683		252			11,082	
3. Securities			1,099			1,501		- 402			1,299	
4. Inventories			742			483		259			684	
5. Other current assets			4,242			2,793		1,448			4,582	
Allowance for doubtful accounts			- 225			- 118		- 107			- 145	
Total current assets			28,033	69.6		32,001	73.5	- 3,969	- 12.4		29,176	70.1
II. Fixed assets												
1. Tangible fixed assets												
(1) Buildings and structures	*1	962			704					923		
Accumulated depreciation	*2	384	578		279	426		153		357	566	
(2) Machinery and vehicles		31			58					37		
Accumulated depreciation		20	11		37	21		- 10		28	9	
(3) Furniture and fixtures		1,861			1,914					1,858		
Accumulated depreciation	*2	1,283	578		1,066	847		- 269		1,188	671	
(4) Land	*1		793			606		186			793	
(5) Construction suspense account			20			–		20			21	
Total tangible fixed assets			1,980	4.9		1,900	4.4	80	4.2		2,060	5.0
2. Intangible fixed assets												
(1) Software			1,062			1,150		- 89			1,075	
(2) Goodwill			4,403			2,371		2,032			4,286	
(3) Other	*1		196			90		106			194	
Total intangible fixed assets			5,661	14.0		3,612	8.3	2,050	56.8		5,555	13.3
3 Investment and other assets												
(1) Investment securities	*3		1,271			3,107		- 1,835			1,492	
(2) Insurance reserve fund			624			574		50			614	
(3) Guarantee money paid			2,095			–		2,095			–	
(4) Other			810			2,575		- 1,766			2,975	
Allowance for doubtful accounts			- 181			- 258		78			- 248	
Total investment and other assets			4,620	11.5		5,999	13.8	- 1,379	- 23.0		4,833	11.6
Total fixed assets			12,261	30.4		11,511	26.5	751	6.5		12,448	29.9
Total assets			40,294	100.0		43,512	100.0	- 3,218	- 7.4		41,624	100.0

(Million yen)

Category	Note No.	As of March 31, 2008 Amount	%	As of March 31, 2007 Amount	%	Change Amount	Rate of change (%)	As of September 30, 2007 Amount	%
Liabilities									
I. Current liabilities									
1. Notes payable and accounts payable trade		1,432		530		902		1,287	
2. Short-term borrowings		7,916		6,718		1,198		5,014	
3. Current portion of long-term debt	*1	2,829		2,741		88		2,993	
4. Accounts payable-other		2,452		3,645		- 1,193		4,198	
5. Accrued expenses payable		2,665		2,875		- 210		2,820	
6. Income taxes payable		656		956		- 300		678	
7. Accrued bonuses		1,376		1,233		143		1,395	
8. Other current liabilities		446		493		- 48		678	
Total current liabilities		19,772	49.0	19,192	44.1	580	3.0	19,062	45.8
II. Fixed liabilities									
1. Long-term debt	*1	6,507		8,950		- 2,444		8,244	
2. Allowance for employee retirement benefits		533		523		9		482	
3. Other fixed liabilities		200		20		179		194	
Total fixed liabilities		7,239	18.0	9,494	21.8	- 2,255	- 23.8	8,919	21.4
Total liabilities		27,011	67.0	28,686	65.9	- 1,675	- 5.8	27,982	67.2
Net assets									
I. Equity									
1. Common stock		3,464	8.6	3,464	8.0	–	–	3,464	8.3
2. Capital surplus		2,906	7.2	3,103	7.1	- 197	- 6.3	2,906	7.0
3. Retained surplus		6,311	15.7	8,670	19.9	- 2,359	- 27.2	6,679	16.1
4. Treasury stock		- 2,747	- 6.8	- 3,360	- 7.7	613	–	- 2,747	- 6.6
Total equity		9,934	24.7	11,878	27.3	- 1,943	- 16.4	10,302	24.8
II. Valuation and translation adjustments:									
1. Net unrealized holding gains on securities		- 24		36		- 61	–	- 15	
Total Valuation and translation adjustments		- 24	- 0.1	36	0.1	- 61	–	- 15	- 0.0
III. Minority interests		3,373	8.4	2,912	6.7	461	15.8	3,355	8.0
Total net assets		13,283	33.0	14,826	34.1	- 1,543	- 10.4	13,642	32.8
Liabilities and net assets		40,294	100.0	43,512	100.0	- 3,218	- 7.4	41,624	100.0

2) Consolidated Profit and Loss Statement for the First Half

(Million yen)

	Category	Note No.	October 1, 2007 to March 31, 2008			October 1, 2006 to March 31, 2007			Change		October 1, 2006 to September 30, 2007		
			Amount		%	Amount		%	Amount	Rate of change (%)	Amount		%
I.	Net sales			49,818	100.0		55,557	100.0	- 5,739	- 10.3		108,301	100.0
II.	Cost of sales			37,465	75.2		40,400	72.7	- 2,935	- 7.3		80,714	74.5
	Gross profit			12,353	24.8		15,157	27.3	- 2,804	- 18.5		27,587	25.5
III.	Selling, general and administrative expenses			11,612	23.3		12,708	22.9	- 1,096	- 8.6		25,507	23.6
1.	Salaries and wages		3,175			3,141			34		6,975		
2.	Miscellaneous wages		1,248			1,977			- 729		3,816		
3.	Legal welfare		575			595			- 20		1,301		
4.	Provision of accrued bonuses		353			549			- 196		595		
5.	Retirement benefit expenses		124			124			0		179		
6.	Communications expenses		384			544			- 160		1,064		
7.	Advertisement and sales promotion		189			262			- 73		659		
8.	Travel and transportation		483			576			- 94		1,126		
9.	Rents		1,111			1,132			- 21		2,350		
10.	Depreciation and amortization		305			308			- 3		699		
11.	Recruitment expense		1,122			1,250			- 128		2,202		
12.	Provision of allowance for doubtful accounts		98			60			39		93		
13.	Amortization of goodwill		173			68			104		204		
14.	Other		2,272			2,121			151		4,244		
	Operating income			741	1.5		2,449	4.4	- 1,708	- 69.7		2,081	1.9
IV.	Non-operating income			208	0.4		99	0.2	109	110.3		188	0.2
1.	Interest income		18			7			11		25		
2.	Rental income		60			9			51		35		
3.	Gain on equity method investments		–			3			- 3		–		
4.	Other		130			79			51		128		
V.	Non-operating expenses			258	0.5		185	0.3	73	39.3		457	0.4
1.	Interest expense		118			69			49		208		
2.	Rent cost		49			–			49		–		
3.	New stock issue expenses		1			0			1		0		
4	Business commence expense		–			11			- 11		11		
5	Loss on equity method investments		24			–			24		39		
6.	Other		66			106			- 39		198		
	Ordinary income			691	1.4		2,363	4.3	- 1,672	- 70.8		1,811	1.7

(Million yen)

Category	Note No.	October 1, 2007 to March 31, 2008 Amount		%	October 1, 2006 to March 31, 2007 Amount		%	Change Amount	Change Rate of change (%)	October 1, 2006 to September 30, 2007 Amount		%
VI. Extraordinary income			91	0.2		17	0.0	74	441.8		745	0.7
1. Gain on sale of fixed assets	*1	3			–			3		1		
2. Gain on sale of investment securities		80			–			80		4		
3. Reversal of allowances for doubtful accounts		8			17			- 9		68		
4. Gain on sale of affiliate stocks		–			–			–		672		
VII. Extraordinary loss			394	0.8		282	0.5	111	39.5		2,849	2.7
1. Loss on sales of fixed assets	*2	–			110			- 110		110		
2. Loss on disposal of fixed assets	*3	19			30			- 11		50		
3. Loss on valuation of investment securities		200			–			200		7		
4. Loss on insurance cancellation		–			–			–		10		
5. Loss on change of share-holding ratio	*4	0			5			- 5		6		
6. Penalty	*5	24			–			24		49		
7. Loss on liquidation of affiliates		–			27			- 27		27		
8. Settlement	*6	–			22			- 22		22		
9. Allowance for officers' retirement benefits	*7	–			–			–		10		
10. Loss on impairment of fixed assets	*8	117			88			29		151		
11. Loss on reimbursement of administrative expenses	*9	–			–			–		1,875		
12. Loss on cancellation of naming rights	*10	–			–			–		182		
13. Loss on closure of offices	*11	–			–			–		350		
14. Expenses for withdrawal from training base	*12	32			–			32		–		
Income (loss) before income taxes and minority interests			388	0.8		2,097	3.8	- 1,709	- 81.5		- 293	- 0.3
Corporate, residential and enterprise taxes		600			906					1,012		
Corporate tax adjustment		- 188	412	0.8	- 51	855	1.5	- 443	- 51.8	- 734	279	0.2
Minority interests			79	0.2		137	0.3	- 58	- 42.0		103	0.1
Net income (loss)			- 103	- 0.2		1,106	2.0	- 1,209	–		- 674	- 0.6

3) Consolidated Statements of Changes in Equity for the First Half

First half of the current consolidated fiscal year (October 1, 2007 – March 31, 2008) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2007	3,464	2,906	6,679	- 2,747	10,302	- 15	- 15	3,355	13,642
Net increase/decrease during the current fiscal year									
Cash dividends	–	–	- 265	–	- 265	–	–	–	- 265
Net income	–	–	- 103	–	- 103	–	–	–	- 103
Net increase/decrease during the current fiscal year except in equity						- 9	- 9	18	9
Total of increase/decrease during the current fiscal year	–	–	- 368	–	- 368	- 9	- 9	18	- 359
Balance March 31, 2008	3,464	2,906	6,311	- 2,747	9,934	- 24	- 24	3,373	13,283

First half of the previous consolidated fiscal year (October 1, 2006 – March 31, 2007) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	- 163	14,393	67	67	2,817	17,278
Net increase/decrease during the current fiscal year									
Cash dividends	–	–	- 411	–	- 411	–	–	–	- 411
Decrease due to exemption from equity-method	–	–	- 17	–	- 17	–	–	–	- 17
Net income	–	–	1,106	–	1,106	–	–	–	1,106
Purchase of company shares	–	–	–	- 3,203	- 3,203	–	–	–	- 3,203
Disposal of treasury stock	–	3	–	7	10	–	–	–	10
Net increase/decrease during the current fiscal year except in equity						- 31	- 31	95	64
Total of increase/decrease during the current fiscal year	–	3	678	- 3,196	- 2,516	- 31	- 31	95	- 2,451
Balance March 31, 2007	3,464	3,103	8,670	- 3,360	11,878	36	36	2,912	14,826

Fiscal year ended September 2007 (October 1, 2006 to September 30, 2007) (Million yen)

	Equity					Valuation and Translation Adjustments		Minority interests	Total net assets
	Common stock	Capital surplus	Retained surplus	Treasury stock	Total equity	Net unrealized holding gains on securities	Valuation and translation adjustments		
Balance September 30, 2006	3,464	3,100	7,992	- 163	14,393	67	67	2,817	17,278
Net increase/decrease during the current fiscal year									
Cash dividends	–	–	- 935	–	- 935	–	–	–	- 935
Decrease due to exclusion from consolidation	–	- 314	314	–	–	–	–	–	–
Decrease due to exemption from equity-method	–	–	- 17	–	- 17	–	–	–	- 17
Net income (loss)	–	–	- 674	–	- 674	–	–	–	- 674
Purchase of company shares	–	–	–	- 3,203	- 3,203	–	–	–	- 3,203
Disposal of treasury stock	–	120	–	620	740	–	–	–	740
Net increase/decrease during the current fiscal year except in equity						- 82	- 82	538	455
Total of increase/decrease during the current fiscal year	–	- 194	- 1,313	- 2,583	- 4,091	- 82	- 82	538	- 3,635
Balance September 30, 2007	3,464	2,906	6,679	- 2,747	10,302	- 15	- 15	3,355	13,642

4) Consolidated Cash Flows Statement for the First Half

(Million yen)

Category	Note No.	October 1, 2007 to March 31, 2008 Amount	October 1, 2006 to March 31, 2007 Amount	October 1, 2006 to September 30, 2007 Amount
I. Cash flows from operating activities				
1. Income and loss before income taxes and minority interests		388	2,097	- 293
2. Depreciation and amortization		359	386	852
3. Increase in allowance for doubtful accounts		11	24	- 13
4. Increase (decrease) in allowance for bonuses		- 19	170	205
5. Increase in allowance for employee retirement benefits		53	63	23
6. Interest and dividend income		- 27	- 15	- 34
7. Interest expenses		118	69	208
8. Gain on sale of fixed assets		- 3	–	- 1
9. Loss on sales of fixed assets		–	110	110
10. Loss on disposal of fixed assets		19	30	50
11. Credit losses		43	4	16
12. Gain on sale of investment securities		- 80	–	- 4
13. Loss on valuation of investment securities		200	–	7
14. Gain on sale of affiliate stocks		–	–	- 672
15. New stock issue expenses		1	0	0
16. Amortization of goodwill		177	76	219
17. Gain and loss on equity method investments		24	- 3	39
18. Loss on change of share-holding ratio		0	5	6
19. Loss on impairment of fixed assets		117	88	151
20. Increase (decrease) in trade receivable		- 1,773	- 597	2,122
21. Increase (decrease) in inventories		- 58	48	103
22. Increase (decrease) in trade payable		- 568	462	950
23. Increase (decrease) in accrued expenses payable		- 154	427	365
24. Increase in insurance reserve fund		- 10	- 22	- 13
25. Increase in accrued income		- 378	–	- 16
26. Decrease in accrued consumption tax		- 1,039	–	–
27. Other		151	- 317	- 711
Subtotal		- 2,447	3,105	3,671
28. Interest and dividend received		27	15	43
29. Interest paid		- 119	- 57	- 199
30. Income taxes paid		- 632	- 973	- 1,970
31. Refund of income tax etc.		598	–	–
Net cash provided by (used in) operating activities		- 2,572	2,089	1,546

(Million yen)

		October 1, 2007 to March 31, 2008	October 1, 2006 to March 31, 2007	October 1, 2006 to September 30, 2007
Category	Note No	Amount	Amount	Amount
II. Cash flows from investing activities				
1. Purchase of time deposits		- 1	- 101	- 105
2. Proceeds from refund of time deposits		11	2	33
3. Purchase of tangible fixed assets		- 123	- 312	- 501
4. Proceeds from sales of tangible fixed assets		5	49	53
5. Purchase of intangible fixed assets		- 180	- 266	- 544
6. Purchase of acquisition of investment securities		- 124	- 1,442	- 1,444
7. Proceeds from sales of investment securities		181	–	15
8. Proceeds from collection on equity in investment securities		3	–	25
9. Advanced for loans receivable		- 433	- 11	- 20
10. Collection on loans receivable		440	24	563
11. Payment for the acquisition of shares in subsidiary		–	- 40	- 540
12. Proceeds from the sales of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*3	–	–	- 23
13. Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation (minus means payments)	*2	–	–	771
14. Expenses for transferred business		- 388	–	–
15. Other		- 20	- 1	- 1
Net cash provided by (used in) investing activities		- 630	- 2,097	- 1,718
III. Cash flows from financing activities				
1. Increase (decrease) in short-term borrowings		2,902	2,070	665
2. Proceeds from long-term debt		–	6,500	9,000
3. Repayments of long-term debt		- 1,902	- 763	- 4,462
4. Payments of redemption of corporate bonds		- 100	–	—
5. Proceeds from disposal of treasury stocks (exercise of stock option rights)		–	10	10
6. Expenditure incurred by acquisition of own stocks		–	- 3,203	- 3,203
7. Proceeds from payment by minority shareholders		1	10	12
8. Payments of dividends		- 264	- 410	- 934
9. Payments of dividends to minority shareholders		- 59	- 60	- 77
10. Other		–	- 1	- 1
Net cash provided by (used in) financing activities		577	4,154	1,009
IV. Exchange gain/loss on cash and cash equivalents		0	0	0
V. Net increase (decrease) in cash and cash equivalents		- 2,625	4,146	837
VI. Cash and cash equivalents at beginning of period		12,764	11,906	11,906
VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries		–	–	21
VIII. Cash and cash equivalents at end of period	*1	10,139	16,052	12,764

Significant Accounting Policies in the Preparation of the First Half Financial Statements

1. Matters concerning the scope of consolidation

Consolidated subsidiaries: 19

Fullcast Technology Co., Ltd.	Fullcast Acvance Co., Ltd.
Fullcast Factory Co., Ltd.	Nisso Co., Ltd.
Fullcast Central Co., Ltd.	Solution Development Co., Ltd.
Fullcast Finance Co., Ltd.	Fullcast Marketing Co., Ltd.
Amusecast Co., Ltd.	Toa System Co., Ltd.
Asia Pacific System Research Co., Ltd.	Job Choice Tokai Co., Ltd.
Fullcast HR Institute Co., Ltd.	Net it works, Inc.
Casting Bank Co., Ltd.	Info-P Co., Ltd.
Top Spot Co., Ltd.	Marketing Square Co., Ltd.
Oneday Job Style Co., Ltd	

(Note) Fullcast Stylish Work Co., Ltd., which had been a consolidated subsidiary, was absorbed by Nisso Co., Ltd. on January 1, 2008.

Unconsolidated subsidiary: 1 Southern Cross Management Co., Ltd.

(Note) Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

2. Matters concerning the application of the equity method

(1) Affiliate accounted for by the equity method

2 companies — Fullcast Sports Co., Ltd.; Fullcast Drive Co., Ltd.

(2) Names, etc. of major companies among the non-consolidated subsidiaries and affiliates to which the equity method is not applied.

Affiliate not accounted for by the equity method: 1 — ICS Research Institute Co., Ltd.

Unconsolidated subsidiary not accounted for by the equity method: 1 — Southern Cross Management Co., Ltd.

Those affiliates and unconsolidated subsidiary that are not accounted for by the equity method are excluded from the scope of the equity method because their influence on the Company's net income and loss and retained earnings is minor and does not have overall significance.

(3) Matters for which the special note on procedures for the application of the equity method is regarded as necessary or the preparation of consolidated financial statements of those affiliates that are accounted for by the equity method but have different closing dates from the Company's, financial statements that were prepared based on a provisional settlement of account conducted on the consolidated closing date are used.

3. Matters concerning the fiscal year settlement date, etc. of consolidated subsidiaries

Consolidated companies with a settlement date that is different from the consolidated settlement date are as follows.

Company name	Settlement date
Net it works, Inc.	August 31

In the case of Net it works, Inc., the Company carried out a provisional settlement of accounts on February 29, 2008, and used financial statements as of this provisional settlement date to prepare consolidated financial statements for the current first half. The Company made necessary consolidation adjustments in relation to significant transactions occurring between the settlement date of Net it works, Inc. and the consolidated settlement date.

The settlement dates of other consolidated subsidiaries are the same as the consolidated settlement date.

4. Matters concerning significant accounting policies

Disclosure is omitted as there is no significant change from the information written in the latest securities report (submitted on December 25, 2007).

Reclassification

(Consolidated balance sheet)

Guarantee Money Paid, included in Others in Investments & Other Assets at the end of the consolidated interim period of the previous term, is recorded as an independent item at the end of this consolidated interim period because its amount exceeded five percent of total assets.

The amount of guarantee money paid included in Investments & Other Assets at the end of the consolidated interim period of the previous term was 1,744 million yen.

(Consolidated profit and loss statement)

Although selling, general and administrative expenses had been presented together up to the first half of the previous accounting period, with major items written in notes (on the consolidated profit and loss statement), they are classified into sub-categories from the first half of the current accounting period to make the presentation more concise.

Housing Rental Costs, which had been included in Others in Nonoperating Expenses in the consolidated interim period of the previous term, is recorded as an independent item in this consolidated interim period because its amount exceeded ten percent of Nonoperating Expenses.

The amount of housing rental costs in Nonoperating Expenses in the consolidated interim period of the previous term was 1 million yen.

(Consolidated cash flows statement)

Refund of Income Tax etc., which had been included in Income Taxes Paid of the Cash Flow from Operating Activities at the end of the consolidated interim period of the previous term, is recorded as an independent item in this consolidated interim period because the amount of refund of income tax etc. is more significant. The amount of refund of income tax etc. in the consolidated interim period of the previous term was 64 million yen.

Decrease in Accrued Consumption Tax, which had been included in Others of the Cash Flow from Operating Activities at the end of the consolidated interim period of the previous term, is recorded as an independent item in this consolidated interim period because the amount of the decrease is more significant. The amount of Increase in Accrued Consumption Taxes in the consolidated interim period of the previous term was 93 million yen.

Explanatory Notes

Notes on Consolidated Balance Sheet for the First Half

(Million yen)

As of March 31, 2008	As of March 31, 2007	As of September 30, 2007
*1. ――――――	*1. ――――――	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 122 Land 222 Others (intangible fixed assets) 131 Total 474 Liabilities corresponding to assets pledged as collateral: Long-term debt 381 (Current portion of long-term debt 114) Total 381
*2. Accumulated depreciation includes accumulated impairment losses.	*2. ――――――	*2. ――――――
*3. ――――――	*3. ――――――	*3. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 34
4. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,244 Lending 968 Balance 277	4. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 1,270 Lending 1,038 Balance 232	4. Our consolidated subsidiary Fullcast Finance Co., Ltd. offers cashing services incidental to credit card loan and credit card operations, and others. Unexecuted lending outstanding involved in loan commitment under these operations is as follows: Loan commitment 2,205 Lending 1,073 Balance 1,132
5. The Company and four of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows: Limit of overdraft account 11,239 Borrowing 7,798 Balance 3,440	5. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the consolidated first half is as follows: Limit of overdraft account 15,479 Borrowing 6,696 Balance 8,783	5. The Company and four of its consolidated subsidiaries signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 13,389 Borrowing 5,013 Balance 8,376

Notes on Consolidated Profit and Loss Statement for the First Half

(Million yen)

Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
*1. Significant components of gain on sales of fixed assets Machinery and vehicles 3 Furniture and fixtures 0 Total 3	*1. ———————	*1. Significant components of gain on sales of fixed assets Machinery and vehicles 1
*2. ———————	*2. Significant components of loss on sales of fixed assets Land and buildings 110	*2. Significant components of loss on sales of fixed assets Land and buildings 110
*3. Significant components of loss on disposal of fixed assets Buildings and structures 6 Machinery and vehicles 0 Furniture and fixtures 13 Software 1 Total 19	*3. Significant components of loss on disposal of fixed assets Buildings and structures 7 Machinery and vehicles 0 Furniture and fixtures 23 Software 0 Total 30	*3. Significant components of loss on disposal of fixed assets Buildings and structures 6 Machinery and vehicles 1 Furniture and fixtures 38 Software 0 Others (intangible fixed assets) 5 Total 50
*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.	*4. Loss on change in equity resulted from the exercise of stock options at a consolidated subsidiary, Fullcast Technology Co., Ltd.
*5. The penalty was primarily an exit-penalty on the change of transfer agent by the Company.	*5. ———————	*5. Penalties on a lump-sum repayment of borrowings by the Company before maturity and on an early cancellation of a franchise contract by Fullcast Marketing Co., Ltd, a consolidated subsidiary.
*6. ———————	*6. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.	*6. A settlement was posted because the Company's subsidiary Asia Pacific System Research Co., Ltd. recorded the settlement amount and other expenses likely to be incurred following conciliation or a decision handed down by the Tokyo District Court.
*7. ———————	*7. ———————	*7. Officers' retirement benefits are mainly in connection with the payment of retirement benefits to the founder of a consolidated subsidiary, Toa System Co., Ltd., as resolved at an ordinary meeting of shareholders of the subsidiary held on May 25, 2007.

(Million yen)

Oct. 1, 2007 – Mar. 31, 2008

*8. The details of the impairment loss are as follows.

(1) Main assets for which an impairment loss was recognized

Use	Type	Place
Business property	Buildings and structures	Minato-ku, Tokyo
Business property	Furniture and fixtures	Minato-ku, Tokyo
Business property	Software	Minato-ku, Tokyo
Business property	Others (intangible fixed assets)	Minato-ku, Tokyo
–	Goodwill	Minato-ku, Tokyo

(2) Background to the recognition of the impairment loss

At one consolidated subsidiary, Fullcast Advance Co., Ltd., cash flow from operating activities in other businesses has remained negative. As it is unlikely that cash flow from operating activities will be generated in the future, the entire book value of fixed assets in other businesses was deemed irrecoverable, and recognized as an impairment loss.

In addition, as a result of the review conducted by Fullcast Advance Co., Ltd., of its business plan, because it became clear that the originally projected excess earnings power was no longer likely, a loss on impairment of goodwill was also recognized.

(3) Amount of impairment loss

Buildings and structures	3
Furniture and fixtures	12
Software	6
Others (intangible fixed assets)	3
Goodwill	93

(4) Grouping method of assets

To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments.

(5) Calculation of collectible amount

The use-value is used for the collectible amount of the Company Group, and the business properties are calculated as zero based on an estimate of future cash flows.

Oct. 1, 2006 – Mar. 31, 2007

*8. The details of the impairment loss are as follows.

(1) Main assets for which an impairment loss was recognized

Use	Type	Place
Business know-how	Goodwill	Shibuya-ku, Tokyo

(2) Background to the recognition of the impairment loss

Impairment loss is recognized on the business know-how above, as future use is no longer anticipated in light of the Company's business policy.

(3) Amount of impairment loss

Goodwill	88

(4) Grouping method of assets

To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments.

(5) Calculation of collectible amount

The use-value is used for the collectible amount of the Company Group, and the business know-how is calculated as zero based on an estimate of future cash flows.

Oct. 1, 2006 – Sep. 30, 2007

*8. The details of the impairment loss are as follows.

(1) Main assets for which an impairment loss was recognized

Use	Type	Place
Business know-how	Goodwill	Shibuya-ku, Tokyo
Franchise contract fees	Long term prepaid expenses	Shibuya-ku, Tokyo

(2) Background to the recognition of the impairment loss

Impairment loss is recognized on the business know-how and franchise contracts above, as future use is no longer anticipated in light of the Company's business policy.

(3) Amount of impairment loss

Goodwill	88
Long term prepaid expenses	63

(4) Grouping method of assets

To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments.

(5) Calculation of collectible amount

The use-value is used for the collectible amount of the Company Group, and the business know-how and franchise membership fees are calculated as zero based on an estimate of future cash flows.

Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
*9. ――――――	*9. ――――――	*9. The loss on reimbursement of administrative expenses includes administrative expenses which the Company repaid to certain temporary staff with whom there was a misunderstanding about the administrative expense dating back to the establishment of the business and whom the Company considered eligible for reimbursement, as well as the personnel expenses, etc. required for the response.
*10. ――――――	*10. ――――――	*10. The loss on the cancellation of naming rights includes a loss on cancellation primarily arising from the withdrawal from a naming right agreement with the prefecture-run Miyagi Stadium and an official sponsor agreement with Rakuten Baseball, Inc. before the expiration of the contracts and a related loss on the disposal of fixed assets.
*11. ――――――	*11. ――――――	*11. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.
*12. Expenses for the withdrawal from a training base related to the withdrawal made by a consolidated subsidiary, Fullcast Technology Co., Ltd., from its overseas training base. The majority of the expenses were a penalty for early termination of the lease agreement, and expenses for education and training already booked.	*12. ――――――	*12. ――――――

Notes on Consolidated Statements of Changes in Equity for the First Half

First half of the current consolidated fiscal year (October 1, 2007 – March 31, 2008)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current first half	Decrease in the number of shares during the current first half	Number of shares at the end of the current first half
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	11,100	–	–	11,100
Total	11,100	–	–	11,100

2. Matters concerning stock acquisition rights, etc.

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5, 2007	Common stock	265 million yen	1,000 yen	September 30, 2007	December 25, 2007

(2) Of dividends with a record date in the current first half, those the effective date of which falls after the current first half

There are no relevant matters.

First half of the previous consolidated fiscal year (October 1, 2006 – March 31, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during the current first half	Decrease in the number of shares during the current first half	Number of shares at the end of the current first half
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 34	13,577
Total	2,275	11,336	34	13,577

(Note) 1. The reason for the increase in treasury stock is as follows:
Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares
2. The cause for the decrease in treasury stock is as follows:
Disposal of treasury stock associated with the exercise of stock option rights 34 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006

(2) Of dividends with a record date in the current first half, those the effective date of which falls after the current first half

Resolution	Type of stock	Total amount of dividends	Source of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on May 1, 2007	Common stock	525 million yen	Retained surplus	2,000 yen	March 31, 2007	June 5, 2007

Previous consolidated fiscal year (October 1, 2006 - September. 30, 2007)

1. Matters concerning the type and the number of shares issued and treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this term	Decrease in the number of shares during this term	Number of shares at the end of this fiscal year
Shares issued Common stock (shares)	275,964	–	–	275,964
Total	275,964	–	–	275,964
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 2,511	11,100
Total	2,275	11,336	2,511	11,100

(Notes) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows:

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2,477 shares

2. Matters concerning stock acquisition rights

There are no relevant matters.

3. Matters concerning dividend

(1) Dividend payments

Resolution	Type of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary meeting of shareholders on December 21, 2006	Common stock	411 million yen	1,500 yen	September 30, 2006	December 22, 2006
Board of directors' meeting on May 1, 2007	Common stock	525 million yen	2,000 yen	March 31, 2007	June 5, 2007

(2) Of dividends the record date of which belongs to the current fiscal year, those the effective date of which falls in or after the next fiscal year

Resolution	Type of stock	Total amount of dividends	Source of dividends	Dividend per share	Record date	Effective date
Board of directors' meeting on November 5, 2007	Common stock	265 million yen	Retained surplus	1,000 yen	September 30, 2007	December 25, 2007

Notes on Consolidated Cash Flows Statement for the First Half

(Million yen)

Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements	*1. Reconciliation of the first half consolidated balance sheet items to cash and cash equivalents in the first half consolidated cash flows statements	*1. Reconciliation of the consolidated balance sheet items to cash and cash equivalents in the consolidated cash flows statements
Cash and deposits 9,240 Fixed deposits with original maturities of over 3 months - 100 Commercial paper 999 Cash and cash equivalents 10,139	Cash and deposits 14,659 Fixed deposits with original maturities of over 3 months - 108 Investment trusts included ir securities account 302 Commercial paper 999 Money market funds 200 Cash and cash equivalents 16,052	Cash and deposits 11,674 Fixed deposits with original maturities of over 3 months - 109 Commercial paper 999 Money market funds 201 Cash and cash equivalents 12,764
*2. ――――――	*2. ――――――	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Asia Pacific System Research Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 2,180 Fixed assets 723 Goodwill 261 Current liabilities 1,150 Fixed liabilities 474 Minority interest 744 Acquisition price of the company's shares 796 Valuation by equity method as of the date of acquisition of control - 796 Cash and cash equivalents held by the company - 693 Net expenditure for acquisition of the company (minus indicates proceeds) - 693

Oct. 1. 2007 – Mar. 31. 2008	Oct. 1. 2006 – Mar. 31. 2007	Oct. 1. 2006 – Sep. 30. 2007
		The following shows a breakdown of assets and liabilities at start of consolidation of Info-P Co., Ltd. through share for share exchange and the relation with net expenditure for acquisition of the company. Current assets 681 Fixed assets 294 Goodwill 1,250 Current liabilities 779 Fixed liabilities 115 Acquisition price of the companies' shares 1,331 Substituted treasury shares exchanged for the company's shares - 730 Transfer from investments in securities - 598 Cash and cash equivalents held by the companies - 85 Net expenditure for acquisition of the companies - 81 The following shows a breakdown of assets and liabilities at the start of consolidation of Marketing Square Co., Ltd. through stock acquisition and the relation with net expenditure for the acquisition of the company. Current assets 59 Fixed assets 3 Goodwill 31 Current liabilities 47 Minority interest 7 Sales price of the company's stock 38 Cash and cash equivalents held by the company 35 Net expenditure for acquisition of the company 4

Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
*3. ――――――	*3. ――――――	*3. Major breakdown of assets and liabilities of a company that became non-consolidated through the sale of stock The following shows a breakdown of assets and liabilities at the time of exclusion of Apayours Co., Ltd. from the scope of consolidation through the sale of stock and the relation with net proceeds from the sale of the company Current assets 1,711 Fixed assets 162 Current liabilities 1,417 Fixed liabilities 104 Gain on sale of stock in affiliate 672 ――――― Sales price of the company's stock 1,025 Cash and cash equivalents held by the company - 1,048 ――――― Net proceeds from sale of the company's stock (minus indicates expenditures) - 23

Securities

First half of the current consolidated fiscal year (as of March 31, 2008)

1. Securities with market quotations

Other securities (Million yen)

Category	As of March 31, 2008		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	215	192	- 23
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	199	2
Other bonds	–	–	–
(3) Other securities	24	20	- 4
Total	436	412	- 24

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
Write-off: 200 million yen.

2. Securities without market quotations (Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stocks	84
(2) Other securities	
Non-listed stocks	876
Commercial paper	999

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
Impairment: 0 million yen

First half of the previous consolidated fiscal year (as of March 31, 2007)

1. Securities with market quotations

Other securities (Million yen)

Category	As of March 31, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	428	518	91
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	198	1
Other bonds	–	–	–
(3) Other securities	–	–	–
Total	625	717	92

2. Securities without market quotations

(Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Subsidiary stocks	40
Affiliate stocks	1,478
(2) Other securities	
Non-listed stocks	847
Investment in partner and others	25
Money market funds	200
Commercial paper	999
Fund	302

Previous consolidated fiscal year (As of September 30, 2007)

1. Securities with market quotations

Other securities

(Million yen)

Category	As of September 30, 2007		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	505	495	- 10
(2) Debt securities			
JGB's and municipal bonds	–	–	–
Corporate bonds	197	198	2
Other bonds	–	–	–
(3) Other securities	24	23	- 1
Total	726	716	- 9

(Note) For the "Acquisition cost" in the table, the amount after the write-off is written.
Write-off: 6 million yen.

2. Securities without market quotations

(Million yen)

	Carrying value
(1) Subsidiary stocks and affiliate stocks	
Affiliate stock	34
(2) Other securities	
Non-listed stocks	841
Investment in partner and others	1
Money market funds	201
Commercial paper	999

(Note) Equity securities (carrying value) are reported at fair value after adjustment for impairment on the consolidated balance sheet.
Impairment: 2 million yen

Segment Information

Information on the business segments

First half of the current consolidated fiscal year (October 1, 2007 – March 31, 2008) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	18,207	8,968	12,426	6,897	3,321	49,818	–	49,818
(2) Inter-segment sales or transfers	183	5	173	39	30	430	(430)	–
Total	18,390	8,973	12,599	6,935	3,351	50,248	(430)	49,818
Operating expenses	17,805	8,816	12,208	6,572	3,471	48,871	205	49,077
Operating income	585	157	391	363	- 120	1,377	(636)	741

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 731 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First half of the previous consolidated fiscal year (October 1, 2006 – March 31, 2007) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	29,827	10,321	8,559	5,302	1,546	55,557	–	55,557
(2) Inter-segment sales or transfers	409	11	355	114	2	893	(893)	–
Total	30,237	10,333	8,915	5,417	1,549	56,450	(893)	55,557
Operating expenses	28,466	9,949	8,267	5,177	1,547	53,406	(299)	53,108
Operating income	1,771	384	647	239	2	3,043	(594)	2,449

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 580 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2006 – September 30, 2007) (Million yen)

	Spot Business	Factory Business	Technology Business	Office Business	Other Businesses	Total	Elimination or company total	Consolidated
I. Net sales and operating income Net sales								
(1) Sales to external customers	53,634	19,398	18,715	11,837	4,717	108,301	–	108,301
(2) Inter-segment sales or transfers	619	17	566	162	8	1,372	(1,372)	–
Total	54,252	19,415	19,282	11,999	4,725	109,673	(1,372)	108,301
Operating expenses	52,625	19,226	18,302	11,309	4,871	106,332	(112)	106,221
Operating income or loss	1,628	189	979	690	- 146	3,341	(1,260)	2,081

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term employee dispatching services, short-term contractual workers services
   (2) Factory Business: Staffing services for production line work, contracted-out services for production line work
   (3) Technology Business: Engineer dispatching services, human resources contracting of technical staff, data communication services
   (4) Office Business: Clerical manpower dispatching, clerical work contracting
   (5) Other Business: Restaurant and bar management, security services, advertising agency services, etc.
3. Of the operating expenses during the consolidated fiscal year, the amount of funds, which can not be allocated, included in the elimination or company total item is 1,267 million yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented given the absence of overseas sales in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Business Combination, etc.

First half of the current consolidated fiscal year (October 1, 2007 – March 31, 2008)

Nisso Co., Ltd. absorbed Fullcast Stylish Work Co., Ltd. on January 1, 2008. This merger took place between consolidated subsidiaries and constituted a transaction under common control. As it had only minor significance, however, the description is omitted.

First half of the previous consolidated fiscal year (October 1, 2006 – March 31, 2007)

The Company absorbed a consolidated subsidiary, Fullcast Growing School Co., Ltd. on January 1, 2007. This merger constituted a transaction under common control. As it had only minor significance, however, the description is omitted.

Fullcast HR Institute Co., Ltd absorbed Best Staff Co., Ltd. and Fullcast Advance Co., Ltd. absorbed Niscom Co., Ltd., respectively, on January 1, 2007. Both of these absorptions were made between the Company's consolidated subsidiaries and constituted transactions under common control. As they had only minor significance, however, the descriptions are omitted.

Previous consolidated fiscal year (October 1, 2006 – September 30, 2007)

The Company merged with Fullcast Growing School Co., Ltd., a consolidated subsidiary, on January 1, 2007. Although the merger is a transaction under common control, the note is omitted as the significance is low.

On January 1, 2007, Fullcast HR Institute Co., Ltd. merged with Best Staff Co., Ltd., and Fullcast Advance Co., Ltd. merged with Niscom Co., Ltd. Although the mergers are transactions under common control since they were undertaken between consolidated subsidiaries, the note is omitted as the significance is low.

Per Share Information

(Yen)

Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
Shareholders' equity per share 37,415.31	Shareholders' equity per share 45,405.32	Shareholders' equity per share 38,839.30
Net income per share (basic) in H1 389.35	Net income per share (basic) in H1 4,137.61	Net income per share (basic) 2,536.40
Diluted net income per share for the current first half is not reported since there is no outstanding potential stock.	Net income per share (diluted) in H1 4,136.52	Diluted net income per share for the fiscal year is not reported since there is no outstanding potential stock.

Notes: The following is the base to calculate the net income per share for the first half and diluted net income per share for the first half.

(Million yen)

Item	Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
Net income (Net loss)	- 103	1,106	- 674
Net income (basic)	- 103	1,106	- 674
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	264,864 shares	267,277 shares	265,864 shares
Net income adjustment for the first half	–	–	–
Major breakdown of increased shares in common stocks used to calculate diluted net income per share for the first half Stock acquisition rights	–	70 shares	–
Increase in common shares	–	70 shares	–
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 1,818) Stock options pursuant to the resolution of the general shareholders' meeting held on December 21, 2005. (Number of share acquisition rights to be issued: 1,996)

Subsequent events

There are no relevant matters.

Omission of Disclosure

The disclosure of notes on transactions with related parties such as lease transactions, derivatives transactions and stock options is omitted, as the need for the disclosure in the brief announcement is considered to be low.

5. Non-consolidated Financial Statements and Others for the First Half

1) Balance Sheet

(Million yen)

Category	Note No.	As of March 31, 2008			As of March 31, 2007			Change		As of September 30, 2007		
		Amount		%	Amount		%	Amount	Rate of change (%)	Amount		%
Assets												
I. Current assets												
1. Cash and deposits			962			5,354		- 4,392			1,829	
2. Trade notes			3			5		- 3			5	
3. Accounts receivables			3,979			5,090		- 1,111			2,696	
4. Inventories			57			43		15			36	
5. Short-term loans			4,687			3,771		916			3,685	
6. Other current assets			1,468			770		698			1,531	
Allowance for doubtful accounts			- 27			- 35		8			- 26	
Total current assets			11,128	40.6		14,997	48.5	- 3,869	- 25.8		9,755	36.8
II. Fixed assets												
1. Tangible fixed assets												
(1) Buildings and structures		533			523					520		
Accumulated depreciation		216	317		198	325		- 8		208	312	
(2) Structures		1			44					1		
Accumulated depreciation		0	1		9	35		- 34		0	1	
(3) Vehicles		3			14					14		
Accumulated depreciation		3	0		12	2		- 2		12	2	
(4) Furniture and fixtures		920			1,112					957		
Accumulated depreciation		618	302		582	530		- 228		591	366	
(5) Land			606			606		–			606	
Total tangible fixed assets			1,226	4.4		1,498	4.9	- 272	- 18.2		1,287	4.9
2. Intangible fixed assets												
(1) Software			776			906		- 129			833	
(2) Telephone subscription right			20			25		- 5			20	
(3) Other			14			40		- 26			13	
Total intangible fixed assets			810	3.0		971	3.1	- 161	- 16.6		866	3.3
3. Investment and other assets												
(1) Investment securities			12,598			11,798		799			12,726	
(2) Insurance reserve fund			553			540		13			547	
(3) Other			1,122			1,139		- 17			1,312	
Allowance for doubtful accounts			- 12			- 18		6			- 16	
Total investment and other assets			14,261	52.0		13,459	43.5	802	6.0		14,569	55.0
Total fixed assets			16,298	59.4		15,929	51.5	369	2.3		16,722	63.2
Total assets			27,426	100.0		30,926	100.0	- 3,500	- 11.3		26,478	100.0

(Million yen)

Category	Note No.	As of March 31, 2008			As of March 31, 2007			Change		As of September 30, 2007		
		Amount		%	Amount		%	Amount	Rate of change (%)	Amount		%
Liabilities												
I. Current liabilities												
1. Accounts payable trade			5			7		- 2			20	
2. Short-term borrowings			7,352			6,500		852			4,800	
3. Current portion of long-term debt			2,775			2,741		35			2,801	
4. Accounts payable-other			1,251			1,887		- 637			2,265	
5. Accrued corporation tax, etc.			70			435		- 365			20	
6. Accrued bonuses			108			248		- 140			257	
7. Other current liabilities			522			905		- 383			694	
Total current liabilities			12,082	44.1		12,723	41.1	- 641	- 5.0		10,857	41.0
II. Fixed liabilities												
1. Long-term debt			6,430			8,950		- 2,520			7,817	
2. Allowance for employee retirement benefits			243			273		- 30			216	
3. Other fixed liabilities			114			140		- 26			123	
Total fixed liabilities			6,787	24.7		9,363	30.3	- 2,576	- 27.5		8,156	30.8
Total liabilities			18,869	68.8		22,086	71.4	- 3 217	- 14.6		19,013	71.8
Net assets												
I. Equity												
1. Common stock			3,464	12.6		3,464	11.2	–	–		3,464	13.1
2. Capital surplus												
(1) Capital reserve		900			2,705			- 1,805		2,705		
(2) Other capital surplus		2,006			84			1,922		201		
Total capital surplus			2,906	10.6		2,789	9.0	117	4.2		2,906	11.0
3. Retained surplus												
(1) Earned reserve		–			13			13		13		
(2) Other retained surplus												
Special reserve		500			500			–		500		
Retained earnings carried forward		4,435			5,382			- 947		3,328		
Total retained surplus			4,935	18.0		5,895	19.1	- 960	- 16.3		3,841	14.5
4. Treasury stock			- 2,747	- 10.0		- 3,360	- 10.9	613	–		- 2,747	- 10.4
Total equity			8,558	31.2		8,789	28.4	- 231	- 2.6		7,464	28.2
II. Valuation and translation adjustments:												
1. Net unrealized holding gains on securities			- 1			51		- 52			0	
Total Valuation and translation adjustments			- 1	- 0.0		51	0.2	- 52	–		0	0.0
Total net assets			8,557	31.2		8,840	28.6	- 283	- 3.2		7,464	28.2
Liabilities and net assets			27,426	100.0		30,926	100.0	- 3,500	- 11.3		26,478	100.0

2) Profit and Loss Statement

(Million yen)

Category	Note No.	October 1, 2007 to March 31, 2008 Amount		%	October 1, 2006 to March 31, 2007 Amount		%	Change Amount	Rate of change (%)	October 1, 2006 to September 30, 2007 Amount		%
I. Net sales			14,984	100.0		24,789	100.0	- 9,806	- 39.6		44,429	100.0
II. Cost of sales			10,361	69.1		17,413	70.2	- 7,052	- 40.5		31,682	71.3
Gross profit			4,623	30.9		7,377	29.8	- 2,754	- 37.3		12,747	28.7
III. Selling, general and administrative expenses			4,799	32.1		6,295	25.4	- 1,495	- 23.8		12,539	28.2
Operating income/loss			- 177	- 1.2		1,082	4.4	- 1,258	–		208	0.5
IV. Non-operating income			1,967	13.1		331	1.3	1,635	493.2		581	1.3
1. Interest income		39			25			14		58		
2. Dividends received		1,724			122			1,601		171		
3. Rental income		120			136			- 16		271		
4. Other		84			48			36		82		
V. Non-operating expenses			262	1.7		245	1.0	17	6.9		547	1.3
1. Interest expense		110			67			43		200		
2. Amortization of software		12			3			9		6		
3. Rent cost		102			123			- 21		243		
4. Other		38			51			- 14		98		
Ordinary income			1,528	10.2		1,169	4.7	360	30.8		242	0.5
VI. Extraordinary income			81	0.6		5	0.1	77	–		825	1.9
1. Gain on sale of fixed assets	*1	1			–			1		–		
2. Gain on sale of investment securities		80			–			80		4		
3. Gain on sale of affiliate stocks		–			–			–		814		
4. Reversal of allowances for doubtful accounts		–			5			- 5		7		
VII Extraordinary loss			236	1.6		215	0.9	21	9.7		2,568	5.8
1. Loss on disposal of fixed assets	*2	17			24			- 6		40		
2. Loss on valuation of investment securities		200			–			200		–		
3. Loss on liquidation of affiliates		–			80			- 80		80		
4. Penalty	*3	19			–			19		9		
5. Loss on amortization of shares in acquisitions		–			24			- 24		24		
6. Loss on impairment of fixed assets	*4	–			88			- 88		151		
7. Loss on reimbursement of administrative expenses	*5	–			–			–		1,762		
8. Loss on cancellation of naming rights	*6	–			–			–		182		
9. Loss on closure of offices	*7	–			–			–		321		
Income (loss) before taxes			1,374	9.2		958	3.9	416	43.4		- 1,501	- 3.4
Corporate, residential and enterprise taxes		52			419					136		
Corporate tax adjustment		- 37	15	0.1	3	422	1.7	- 407	- 96.4	- 644	- 508	- 1.2
Net income (loss)			1,359	9.1		536	2.2	823	153.6		- 994	- 2.2

3) Statements of Changes in Equity

First half of the current fiscal year (October 1, 2007 – March 31, 2008) (Million yen)

	Equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2007	3,464	2,705	201	2,906
Net increase/decrease during the current accounting term Cash dividends	–	–	–	–
Transfer from reserve to surplus	–	- 1,805	1,805	–
Net income	–	–	–	–
Net increase/ decrease during the current accounting term except in equity				
Total of increase/decrease during the current accounting term	–	- 1,805	1,805	–
Balance March 31, 2008	3,464	900	2,006	2,906

	Equity					
	Retained surplus				Treasury stock	Total equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2007	13	500	3,328	3,841	- 2,747	7,464
Net increase/decrease during the current fiscal year Cash dividends	–	–	- 265	- 265	–	- 265
Transfer from reserve to surplus	- 13	–	13	–	–	–
Net income	–	–	1,359	1,359	–	1,359
Net increase/ decrease during the current accounting term except in equity						
Total of increase/decrease during the current accounting term	- 13	–	1,107	1,094	–	1,094
Balance March 31, 2008	–	500	4,435	4,935	- 2,747	8,558

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2007	0	0	7,464
Net increase/decrease during the current fiscal year Cash dividends	–	–	- 265
Transfer from reserve to surplus	–	–	–
Net income	–	–	1,359
Net increase/ decrease during the current accounting term except in equity	- 1	- 1	- 1
Total of increase/decrease during the current accounting term	- 1	- 1	1,092
Balance March 31, 2008	- 1	- 1	8,557

First half of the previous fiscal year (October 1, 2006 – March 31, 2007) (Million yen)

	Equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2006	3,464	2,705	82	2,786
Net increase/decrease during the current accounting term Cash dividends	–	–	–	–
Net income	–	–	–	–
Purchase of company shares	–	–	–	–
Disposal of treasury stock	–	–	3	3
Net increase/ decrease during the current accounting term except in equity				
Total of increase/decrease during the current accounting term	–	–	3	3
Balance March 31, 2007	3,464	2,705	84	2,789

	Equity					
	Retained surplus				Treasury stock	Total equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2006	13	500	5,257	5,770	- 163	11,857
Net increase/decrease during the current accounting term Cash dividends	–	–	- 411	- 411	–	- 411
Net income	–	–	536	536	–	536
Purchase of company shares	–	–	–	–	- 3,203	- 3,203
Disposal of treasury stock	–	–	–	–	7	10
Net increase/ decrease during the current accounting term except in equity						
Total of increase/decrease during the current accounting term	–	–	125	125	- 3,196	- 3,068
Balance March 31, 2007	13	500	5,382	5,895	- 3,360	8,789

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2006	80	80	11,937
Net increase/decrease during the current accounting term Cash dividends	–	–	- 411
Net income	–	–	536
Purchase of company shares	–	–	- 3,203
Disposal of treasury stock	–	–	10
Net increase/ decrease during the current accounting term except in equity	- 28	- 28	- 28
Total of increase/decrease during the current accounting term	- 28	- 28	- 3,097
Balance March 31, 2007	51	51	8,840

Fiscal year ended September 2007 (October 1, 2006 to September 30, 2007) (Million yen)

	Equity			
	Common stock	Capital surplus		
		Capital reserve	Other capital surplus	Total capital surplus
Balance September 30, 2006	3,464	2,705	82	2,786
Net increase/decrease during the current fiscal year Cash dividends	–	–	–	–
Net income	–	–	–	–
Purchase of company shares	–	–	–	–
Disposal of treasury stock	–	–	120	120
Net increase/ decrease during the current fiscal year except in equity				
Total of increase/decrease during the current fiscal year	–	–	120	120
Balance September 30, 2007	3,464	2,705	201	2,906

	Equity					
	Retained surplus				Treasury stock	Total equity
	Earned reserve	Other retained surplus		Total retained surplus		
		Special reserve	Retained earnings carried forward			
Balance September 30, 2006	13	500	5,257	5,770	- 163	11,857
Net increase/decrease during the current fiscal year Cash dividends	–	–	- 935	- 935	–	- 935
Net income	–	–	- 994	- 994	–	- 994
Purchase of company shares	–	–	–	–	- 3,203	- 3,203
Disposal of treasury stock	–	–	–	–	620	740
Net increase/ decrease during the current fiscal year except in equity						
Total of increase/decrease during the current fiscal year	–	–	- 1,929	- 1,929	- 2,583	- 4,393
Balance September 30, 2007	13	500	3,328	3,841	- 2,747	7,464

	Valuation and Translation Adjustments		Total net assets
	Net unrealized holding gains on securities	Valuation and translation adjustments	
Balance September 30, 2006	80	80	11,937
Net increase/decrease during the current fiscal year Cash dividends	–	–	- 935
Net income	–	–	- 994
Purchase of company shares	–	–	- 3,203
Disposal of treasury stock	–	–	740
Net increase/ decrease during the current fiscal year except in equity	- 79	- 79	- 79
Total of increase/decrease during the current fiscal year	- 79	- 79	- 4,472
Balance September 30, 2007	0	0	7,464

Significant Accounting Policies in the Preparation of the First Half Financial Statements

1. Accounting methods

Disclosure is omitted as there is no significant change from the information written in the latest securities report (submitted on December 25, 2006).

Explanatory Notes

Notes on Balance Sheet for the First Half (Million yen)

As of March 31, 2008	As of March 31, 2007	As of September 30, 2007
1. The Company signed an agreement for overdraft with eight banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the first half is as follows: Limit of overdraft account 9,650 Borrowing 7,150 Balance 2,500	1 The Company signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of the first half is as follows: Limit of overdraft account 13,950 Borrowing 6,500 Balance 7,450	1 The Company signed an agreement for overdraft with 11 banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this fiscal year is as follows: Limit of overdraft account 11,950 Borrowing 4,800 Balance 7,150

Notes on Profit and Loss Statement for the First Half (Million yen)

<table>
<tr><th>Oct. 1, 2007 – Mar. 31, 2008</th><th>Oct. 1, 2006 – Mar. 31, 2007</th><th>Oct. 1, 2006 – Sep. 30, 2007</th></tr>
<tr><td>*1. Significant components of gain on sales of fixed assets
Vehicles 1</td><td>*1. ——————</td><td>*1. ——————</td></tr>
<tr><td>*2. Significant components of loss on disposal of fixed assets
Buildings 5
Furniture and fixtures 13
Total 17</td><td>*2. Significant components of loss on disposal of fixed assets
Buildings and structures 4
Vehicles 0
Furniture and fixtures 20
Total 24</td><td>*2. Significant components of loss on disposal of fixed assets
Buildings and structures 4
Vehicles 0
Furniture and fixtures 31
Telephone subscription right 5
Total 40</td></tr>
<tr><td>*3. The penalty was an exit-penalty on the change of transfer agent by the Company.</td><td>*3. ——————</td><td>*3. Early cancellation penalty for lump-sum repayment of a loan prior to the expiry date of the loan agreement.</td></tr>
<tr><td>*4. ——————</td><td>*4. The details of the impairment loss are as follows.
(1) Main assets for which an impairment loss was recognized
<table><tr><th>Use</th><th>Type</th><th>Place</th></tr><tr><td>Business know-how</td><td>Goodwill</td><td>Shibuya-ku, Tokyo</td></tr></table>
(2) Background to the recognition of the impairment loss
Impairment loss is recognized on the business know-how above, as future use is no longer anticipated in light of the Company's business policy.</td><td>*4. The details of the impairment loss are as follows.
(1) Main assets for which an impairment loss was recognized
<table><tr><th>Use</th><th>Type</th><th>Place</th></tr><tr><td>Business know-how</td><td>Goodwill</td><td>Shibuya-ku, Tokyo</td></tr><tr><td>Franchise contract fees</td><td>Long term prepaid expenses</td><td>Shibuya-ku, Tokyo</td></tr></table>
(2) Background to the recognition of the impairment loss
Impairment loss is recognized on the business know-how and franchise contracts above, as future use is no longer anticipated in light of the Company's business policy.</td></tr>
</table>

Oct. 1, 2007 – Mar. 31, 2008	Oct. 1, 2006 – Mar. 31, 2007	Oct. 1, 2006 – Sep. 30, 2007
	(3) Amount of impairment loss Goodwill 88	(3) Amount of impairment loss Goodwill 88 Long term prepaid expenses 63
	(4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments.	(4) Grouping method of assets To apply accounting for the impairment of fixed assets, the Group classified assets in accordance with the classification of business segments.
	(5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how is calculated as zero based on an estimate of future cash flows.	(5) Calculation of collectible amount The use-value is used for the collectible amount of the Company Group, and the business know-how and franchise membership fees are calculated as zero based on an estimate of future cash flows.
*5. ――――――	*5. ――――――	*5. The loss on reimbursement of administrative expenses includes administrative expenses which the Company repaid to certain temporary staff with whom there was a misunderstanding about the administrative expense dating back to the establishment of the business and whom the Company considered eligible for reimbursement, as well as the personnel expenses, etc. required for the response.
*6. ――――――	*6. ――――――	*6. The loss on the cancellation of naming rights includes a loss on cancellation primarily arising from the withdrawal from a naming right agreement with the prefecture-run Miyagi Stadium and an official sponsor agreement with Rakuten Baseball, Inc. before the expiration of the contracts and a related loss on the disposal of fixed assets.
*7. ――――――	*7. ――――――	*7. The loss on closure of offices is a loss resulting from the consolidation of offices around the nation, and the major components are a loss on disposal of fixed assets and a loss on cancellation of real estate contracts due to the consolidation of the offices.
8. Amount of depreciation Tangible fixed assets 82 Intangible fixed assets 136	8. Amount of depreciation Tangible fixed assets 128 Intangible fixed assets 110	8. Amount of depreciation Tangible fixed assets 269 Intangible fixed assets 254

Notes on Statements of Changes in Equity for the First Half

First half of the current fiscal year (October 1, 2007 – March 31, 2008)

1. Matters concerning the type and the number of treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this accounting term	Decrease in the number of shares during this accounting term	Number of shares at the end of this accounting term
Treasury stock Common stock (shares)	11,100	–	–	11,100
Total	11,100	–	–	11,100

First half of the previous fiscal year (October 1, 2006 – March 31, 2007)

1. Matters concerning the type and the number of treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this accounting term	Decrease in the number of shares during this accounting term	Number of shares at the end of this accounting term
Treasury stock Common stock (shares)	2,275	(Note) 11,336	(Note) 34	13,577
Total	2,275	11,336	34	13,577

(Note) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows:

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Previous fiscal year (October 1, 2006 - September. 30, 2007)

1. Matters concerning the type and the number of treasury stock

Type of stock	Number of shares at the end of the previous fiscal year	Increase in the number of shares during this fiscal year	Decrease in the number of shares during this fiscal year	Number of shares at the end of this fiscal year
Treasury stock Common stock (shares)	2,275	(Note 1) 11,336	(Note 2) 2,511	11,100
Total	2,275	11,336	2,511	11,100

(Notes) 1. The reason for the increase in treasury stock is as follows:

Acquisition of the Company shares based on a resolution of the Board of Directors 11,336 shares

2. The cause for the decrease in treasury stock is as follows:

Disposal of treasury stock associated with the exercise of stock option rights 34 shares

Disposal of treasury stock associated with share for share exchange 2,477 shares

Securities

First half of the current fiscal year (as of March 31, 2008)

Subsidiary stocks and affiliate stocks with market quotations (Million yen)

Category	Carrying value	Market quotation	Unrealized gain/loss
(1) Subsidiary stocks	4,817	2,974	- 1,844
(2) Affiliate stocks	–	–	–
Total	4,817	2,974	- 1,844

First half of the previous fiscal year (as of March 31, 2007)

Subsidiary stocks and affiliate stocks with market quotations (Million yen)

Category	Carrying value	Market quotation	Unrealized gain/loss
(1) Subsidiary stocks	4,817	8,870	4,052
(2) Affiliate stocks	–	–	–
Total	4,817	8,870	4,052

Previous fiscal year (As of September 30, 2007)

Subsidiary stocks and affiliate stocks with market quotations (Million yen)

Category	Carrying value	Market quotation	Unrealized gain/loss
(1) Subsidiary stocks	4,817	4,009	- 808
(2) Affiliate stocks	–	–	–
Total	4,817	4,009	- 808

April 26, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Partial Revision to Notice of Revised Interim Business Forecast and Interim Dividend Forecast for Fiscal Year Ending September 2008

Fullcast Co., Ltd. announces a partial revision to the Notice of Revised Interim Business Forecast and Interim Dividend Forecast for Fiscal Year Ending September 2008, announced on April 25, 2008. Details are as follows.

The revised parts are underlined.

1.Revised Parts
(Before Revision)
2.Reasons for Revision to Full-Term Results

(After Revision)
2. Reasons for Revision to Interim Results

2. Reason for Revision
The revision is made to correct an error identified in the text.

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April 25, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of Revised Interim Business Forecast and Interim Dividend Forecast for Fiscal Year Ending September 2008

Fullcast Co., Ltd. announces that a meeting of the Board of Directors held today resolved to revise its interim financial projection and interim dividend forecast for the fiscal year ending September 2008, previously announced on November 5, 2007 at the time of the announcement of results for the fiscal year ended September 30, 2007. Details of the revisions are as follows:

1. Interim Forecasts for the Fiscal Year Ending September 2008 (October 1, 2007 to March 31, 2008)

[Consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	51,028	998	795	518
Revised forecasts (B)	49,818	741	691	-103
Increase or decrease (B - A)	-1,210	-257	-104	-621
% change	-2.4%	-25.8%	-13.1%	—
(Reference) Actual interim results for the fiscal year ended September 2007	108,301	2,081	1,811	-674

[Non-consolidated] (Million yen)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts (A)	19,604	3	1,777	2,096
Revised forecasts (B)	14,984	-177	1,528	1,359
Increase or decrease (B - A)	-4,620	-180	-249	-737
% change	-23.6%	—	-14.0%	-35.2%
(Reference) Actual interim results for the fiscal year ended September 2007	44,429	208	242	-994

2. Reasons for Revision to Full-Term Results

[Consolidated]

Orders from both the office and factory businesses are exceeding the forecasts made at the beginning of the term. The office business has benefited from robust sales support, while the factory business has received orders from a broad array of industries led by communication equipment manufacturers. However, these successes will be unable to offset the shortfall in the spot business compared with the forecast at the beginning of the term. As a result, consolidated net sales are set to be slightly below the initial projection.

In terms of profits, indirect costs for all Group companies have been reduced, and the office and factory businesses are expected to exceed the profit projection at the beginning of the term, thanks to the healthy orders. Again, though, this will not be unable to offset the profit shortfall in the technical experts dispatch section in the spot business and the technology business. Accordingly, consolidated operating income is now likely to be below the projection at the beginning of the term. In terms of extraordinary profits and losses, an extraordinary loss of 394 million yen will be registered, including unrealized losses on securities holdings and impairment losses associated with the goodwill for a consolidated subsidiary engaged in the security business. As a result, the interim forecasts have been revised as presented in [Consolidated] of 1 above.

[Non-consolidated]

Net sales are likely to be lower than the projection at the beginning of the term. Factors include the decision by some companies to take time to confirm our compliance and our own policy of raising the criteria for accepting orders.

Profits are projected to fall short of the forecast at the beginning of the term. Although we substantially reduced selling, general and administrative expenses thanks to the streamlining of operations with the extensive consolidation of facilities at the end of the previous term, this could not overcome the effects of the decline of net sales. Fullcast will also post a total extraordinary loss of 236 million yen, including an unrealized loss on securities holdings. Consequently, the interim forecasts have been revised as presented in [Non-consolidated] of 1 above.

Full-year forecasts of consolidated and non-consolidated performance are now being scrutinized, and will be announced when the Brief Announcement of Interim Financial Results for the Fiscal Year Ended September 30, 2008 is announced (scheduled on May 2, 2008).

3. Revised Interim Dividend Forecast for Fiscal Year Ending September 2008 (Unit: yen)

	Dividend per share (yen)		
Record date	First half (March 30)	At end of period (September 30)	Annual
Projected dividend (announced on November 5, 2007)	1,000	2,000	3,000
Amended dividend	0	2,000	2,000
(Reference) Previous dividend payout for the term ending September 2007	2,000	1,000	3,000

4. Reason for revising the projection for a dividend

Fullcast Co., Ltd. considers the return of profits to shareholders one of the most important tasks of the management, and in principle pays dividends out of surpluses twice a year, in the form of an interim dividend and final dividend according to its dividend policy. Our basic policy is to set the amount of dividends so that the dividend payout ratio is around 30% on a consolidated basis in light of earnings per share and the earnings growth rate predicted for the next fiscal year based on our

business performance and the investment plan. Given the revised interim business forecast, we regret to announce that we will not be paying an interim dividend for the fiscal term under review. The final dividend is scheduled to be 2,000 yen as previously forecast, and the annual dividend will therefore be 2,000 yen.

We express our sincere apology to our shareholders and confirm our commitment to restoring the dividend as quickly as possible. We hope that we can count on your continued support.

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April 25, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2008

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2008.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,169	7,956	8,308	7,504	7,960	9,921						
Accumulative	8,169	16,125	24,433	31,937	39,897	49,818						
Year on Year (Month)	91.3%	86.7%	83.8%	92.9%	92.7%	91.4%						
Rate of progress	7.6%	14.9%	22.6%	29.6%	36.9%	46.1%						

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2008, namely 108,017 million yen, expressed as a percentage.

Summary

Although showing signs of a recovery in orders, sales of Spot Business stood at 3,913 million yen (down 32.3% year-on-year), reflecting the transfer of the shares of a consolidated subsidiary (*1). In contrast, sales in the Technology Business rose to 2,507 million yen (up 30.4%) thanks to the significant contribution of the change of the scope of consolidation (*2). Sales in the Office Business, where sales support operations were also robust, reaching 1,289 million yen (rising 24.0%).

As a result, consolidated sales for February stood at 9,921 million yen (down 8.6% year on year).

If the impact of the transfer of the subsidiary in the Spot Business is excluded, sales fell 26.4%.

* 1 - Excluded from the scope of consolidation as of July 1, 2007 [Spot Business]
Please refer to the " Notice of Change in Subsidiary (Transfer of Shares) " on July 6, 2007 for more details.

* 2 - The scope of consolidation was changed from an equity-method affiliate to a consolidated subsidiary as of June 30, 2007 [Technology Business]
Please refer to the " Net It Works, Inc. Becomes Consolidated Subsidiary " on July 26, 2007 for more details.

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

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April 14, 2008

Company name: Fullcast Co., Ltd.
Representative: Hiroyuki Urushizaki
President and Representative Director
(Stock code: 4848; Stock Exchange listing:
First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and CAO
Shingo Tsukahara,
Executive Officer and CFO
Telephone: +81-3-3780-9507

For Immediate Release:

Organizational and Personnel Changes

Fullcast Co., Ltd. is pleased to announce the following organizational and personnel changes, effective May 1, 2008.

Details

1. Organizational changes

Fullcast is undertaking an organizational change to bolster its structure and promptly respond to changes in the business environment confronting the Company.

(Details of the Change)

1) The Sales Headquarters and Business Administration Headquarters are to be abolished.
2) To strengthen sales in Western Japan, West Japan Sales Division will be established.
3) To bolster the sales system, we reviewed business divisions among the New Business Development Department, Business Promotion Department and Sales Promotion Department, and will reorganize them into the Sales Planning Department, Sales Promotion Department and Business Promotion Department.
4) Financial function will be spun off from the Group Management Planning Department, and the Finance Department will be created. The name of the former department will be changed to Management Planning Department.

2. Personnel changes

New title	Name	Former title
Managing Director and Corporate Executive Officer Executive Assistant to the President, concurrently in charge of Indirect Department	Yasushi Kamiguchi	Managing Director and Chief Administrative Officer
Corporate Executive Officer, General Manager of the Tokyo Metropolitan Area Sales Division	Kazuki Sakamaki	Corporate Executive Officer, General Manager of the Business Promotion Department, Sales Headquarters
Corporate Executive Officer, General Manager of the West Japan Sales Division	Tsuyoshi Kanno	Corporate Executive Officer, General Manager of the Sales Headquarters
Corporate Executive Officer, General Manager of the Sales Promotion Department	Jun Teramoto	Corporate Executive Officer, General Manager of the New Business Development Department, Sales Headquarters
Corporate Executive Officer, General Manager of the President's Office and Business Promotion Department	Futoshi Kitagawa	Corporate Executive Officer, General Manager of the President's Office
Corporate Executive Officer, In charge of Group Finance & Accounting	Shingo Tsukahara	Corporate Executive Officer, General Manager of the Group Management Planning Department and General Manager of the General Accounting Department

General Manager of the Sales Planning Department	Masahiko Kamiyama	Manager of the Management & Planning Section, Group Management Planning Department
General Manager of the Management & Planning Department	Hidehiko Saeki	—
General Manager of the Finance Department and Credit Management Section	Hiroshi Fujinami	Manager of the Credit Management Section, General Accounting Department
General Manager of the General Accounting Department and Investor Relations	Jo Okada	General Manager of the Finance and Investor Relations, Group Management Planning Department

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END